UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Campinas, November 13, 2017 – CPFL Energia S.A. (B3: CPFE3 and NYSE: CPL), announces its 3Q17 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q16, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 3Q17 RESULTS

Indicators (R$ Million)	3Q17	3Q16	Var.	9M17	9M16	Var.
Sales within the Concession Area - GWh	15,933	13,454	18.4%	48,748	41,504	17.5%
Captive Market	10,770	9,549	12.8%	33,894	30,240	12.1%
Free Client	5,162	3,905	32.2%	14,854	11,264	31.9%
Gross Operating Revenue	11,073	7,377	50.1%	28,960	22,189	30.5%
Net Operating Revenue	7,784	4,783	62.7%	19,285	13,600	41.8%
EBITDA(1)	1,275	1,120	13.8%	3,498	3,121	12.1%
Net Income	390	269	44.9%	745	742	0.5%
Investments(2)	544	636	-14.4%	1,923	1,595	20.6%

Notes:

(1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2) Includes investment related to the construction of transmission lines of CPFL Transmissão Morro Agudo and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets). Does not include special obligations.

3Q17 HIGHLIGHTS

• Increase in load in the concession area (+4.2%);

• Reduction in the contracted demand: -0.9% Off Peak and -1.3% Peak (Sep-17 x Sep-16);

• Increases of 62.7% in Net Operating Revenue and of 13.8% in EBITDA;

• Investments of R$ 544 million;

• Pro forma net debt of R$ 13.7 billion and leverage of 3.24x pro forma Net Debt/EBITDA;

• CPFL Piratininga tariff adjustment, in Out-17, with an average effect of +17.28% to be perceived by the consumers;

• Current status of State Grid transaction: Tag Along Tender Offer registered by CVM; auction will occur on Nov 30, according to the Notice released on Oct 31;

• Launch of CPFL Inova, an open innovation program created by CPFL Energia in partnership with Endeavor Brasil.

Conference Call with Simultaneous Translation into English

 (Bilingual Q&A)

•         Thursday, November 23, 2017 – 11:00 a.m. (Brasília), 08:00 a.m. (ET)

(   Portuguese: 55-11-3193-1001 or 55-11-2820-4001 (Brazil)

(   English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)

Investor Relations Department 55-19-3756-6083 ri@cpfl.com.br www.cpfl.com.br/ir

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	5
2.1) Sales within the Distributors’ Concession Area	5
2.1.1) Sales by Segment – Concession Area	6
2.1.2) Sales to the Captive Market	6
2.1.3) Free Clients	7
2.2) Contracted Demand (% - high voltage)	8
2.3) Generation Installed Capacity	8

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	9
3.1) Consolidation of CPFL Renováveis Financial Statements	11
3.2) Consolidation of RGE Sul Financial Statements	11
3.3) Economic-Financial Performance Presentation	11

4) ECONOMIC-FINANCIAL PERFORMANCE	12
4.1) Opening of economic-financial performance by business segment	12
4.2) Reclassification of the Concession Financial Asset	13
4.3) Sectoral Financial Assets and Liabilities	13
4.4) Operating Revenue	14
4.5) Cost of Electric Energy	14
4.6) Operating Costs and Expenses	16
4.7) EBITDA	18
4.8) Financial Result	19
4.9) Net Income	21

5) INDEBTEDNESS	22
5.1) Debt (IFRS)	22
5.2) Debt in Financial Covenants Criteria	23
5.2.1) Debt Amortization Schedule in Financial Covenants Criteria	23
5.2.2) Indexation and Debt Cost in Financial Covenants Criteria	24
5.3) Net Debt in Financial Covenants Criteria and Leverage	25

6) INVESTMENTS	26
6.1) Capital Expenditures	26
6.2) Projected Capital Expenditures	26

7) STOCK MARKETS	27
7.1) Stock Performance	27
7.2) Daily Average Volume	28

8) CORPORATE GOVERNANCE	28

9) SHAREHOLDERS STRUCTURE	29
9.1) State Grid Transaction	30

10) PERFORMANCE OF THE BUSINESS SEGMENTS	31
10.1) Distribution Segment	31
10.1.1) Economic-Financial Performance	31
10.1.1.1) Reclassification of the Adjustments to the Concession´s Financial Asset	31
10.1.1.2) Sectoral Financial Assets and Liabilities	31
11.1.1.3) Operating Revenue	32
10.1.1.4) Cost of Electric Energy	33
10.1.1.5) Operating Costs and Expenses	35
10.1.1.6) EBITDA	37
10.1.1.7) Financial Result	37

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10.1.1.8) Net Income	39
10.1.2) Tariff events	40
10.1.3) Operating Performance of Distribution	41
10.2) Commercialization and Services Segments	43
10.2.1) Commercialization Segment	43
10.2.2) Services Segment	43
10.3) Conventional Generation Segment	44
10.3.1) Economic-Financial Performance	44
10.3.1.1) Operating Revenue	44
10.3.1.2) Cost of Electric Power	44
10.3.1.3) Operating Costs and Expenses	45
10.3.1.4) Equity Income	46
10.3.1.5) EBITDA	47
10.3.1.6) Financial Result	47
10.3.1.7) Net Income	48
10.4) CPFL Renováveis	48
10.4.1) Economic-Financial Performance	48
10.4.1.1) Variations in the Income Statement of CPFL Renováveis	48
10.4.1.2) Operating Revenue	48
10.4.1.3) Cost of Electric Power	49
10.4.1.4) Operating Costs and Expenses	49
10.4.1.5) EBITDA	50
10.4.1.6) Financial Result	50
10.4.1.7) Net Income	51
10.4.2) Status of Generation Projects – 100% Participation	51

11) ATTACHMENTS	52
11.1) Statement of Assets – CPFL Energia	52
11.2) Statement of Liabilities – CPFL Energia	53
11.3) Income Statement – CPFL Energia	54
11.4) Cash Flow – CPFL Energia	55
11.5) Income Statement – Conventional Generation Segment	56
11.6) Income Statement – CPFL Renováveis	57
11.7) Income Statement – Distribution Segment	58
11.8) Income Statement – Distribution Segment (without RGE Sul)	59
11.9) Income Statement – Distribution Segment	60
11.10) Sales within the Concession Area by Distributor (In GWh)	63
11.11) Sales to the Captive Market by Distributor (in GWh)	64
11.12) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial
covenants calculation	65

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1) MESSAGE FROM THE CEO

The CPFL group continued to be very active in the third quarter of this year, promoting improvements in its operations and management, actively participating in the discussions on improving the regulatory framework of the electricity sector and following the unfolding of the political and economic scenarios of Brazil in its markets.

Third quarter results reflected such gains and market conditions in the period. The distribution segment registered a significant increase in energy sales (+4.2%), disregarding the positive effect of the acquisition of RGE Sul. Residential, industrial and commercial classes registered growth of 4.4%, 2.8% and 1.0%, respectively, reflecting the low comparison base of 2016 and the resumption of economy activity. The acquisition of RGE Sul, consolidated since November 2016, added 2,045 GWh to sales volumes in 3Q17.

CPFL group’s operating cash generation, measured by EBITDA, reached R$ 1,275 million in 3Q17, an increase of 13.8%, mainly reflecting the contribution from the full consolidation of RGE Sul and improved results from the Conventional Generation, Renewable Generation, Commercialization and Services segments. Consolidated leverage of CPFL Energia, as measured by the ratio of net debt to EBITDA under the criteria to measure our financial covenants, stood at 3.24 at the end of the quarter, remaining stable in relation to previous quarters. It is also important to note that the continuous decline in interest rates throughout the year are benefiting the Company, which has around three-fourths of its debt pegged to the CDI interbank rate.

The Company presented advances and achievements throughout the quarter. We continue to promote organizational reviews in order to simplify our processes and structure, always aiming at greater focus on business. It is worth highlighting the heavy investment in the asset base of CPFL Paulista, RGE and RGE Sul distributors, which will undergo the tariff review process in 2018.

In addition, we launched the "CPFL Inova" program on October 19, when Innovation Day was celebrated. The initiative is an open innovation program created by CPFL Energia in partnership with Endeavor Brasil, a global NGO to foster entrepreneurship. The project will last seven months and aims to accelerate up to 12 companies that offer solutions applicable to the energy and infrastructure sector.

Regarding the process of selling the control of CPFL Energia, we had an outcome in relation to the Mandatory Tender Offer of the Company. On October 26, the CVM formally approved all relevant documents and the continuity of the Mandatory Tender Offer resulting from the direct transfer of control. On October 31, the Company released a Material Fact informing the publication, on that date, of the Form of Notice of the Offer. The auction will take place on November 30.

We continue working on value initiatives for our shareholders and our investment plan (around R$ 2.8 billion for 2017 and over R$ 10 billion for the next 5 years), with financial discipline, efforts and commitment of our teams and the trust of our new controlling shareholders, reinforcing CPFL's commitment to its long-term development strategy.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, being more prepared and well positioned to face the challenges of the country.

Andre Dorf

CEO of CPFL Energia

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2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	3Q17	3Q16	Var.	9M17	9M16	Var.
Captive Market	10,770	9,549	12.8%	33,894	30,240	12.1%
Free Client	5,162	3,905	32.2%	14,854	11,264	31.9%
Total	15,933	13,454	18.4%	48,748	41,504	17.5%

Sales within the Concession Area (without RGE Sul) - GWh
	3Q17	3Q16	Var.	9M17	9M16	Var.
Captive Market	9,260	9,549	-3.0%	28,704	30,240	-5.1%
Free Client	4,628	3,905	18.5%	13,317	11,264	18.2%
Total	13,888	13,454	3.2%	42,021	41,504	1.2%

Note: RGE Sul was consolidated in November 2016. For more information, see item 3.2 of this report.

In 3Q17, sales within the concession area, achieved by the distribution segment, totaled 15,933 GWh, an increase of 18.4%, mainly due to the acquisition of RGE Sul. Disregarding the effect of this acquisition, sales within the concession area would have totaled 13,888 GWh, an increase of 3.2%.

Sales to the captive market totaled 10,770 GWh in 3Q17, an increase of 12.8%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, sales to the captive market would have totaled 9,260 GWh, a reduction of 3.0%, still reflecting migration of customers to the free market. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,162 GWh in 3Q17, an increase of 32.2%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, the quantity of energy billed through TUSD would have reached 4,628 GWh, an increase of 18.5%.

Sales within the Concession Area - GWh
	3Q17	3Q16	Var.	Part.	9M17	9M16	Var.	Part.
Residential	4,538	3,755	20.8%	28.5%	14,256	12,023	18.6%	29.2%
Industrial	6,221	5,338	16.5%	39.0%	18,030	15,802	14.1%	37.0%
Commercial	2,478	2,171	14.1%	15.6%	8,102	7,173	13.0%	16.6%
Others	2,696	2,189	23.2%	16.9%	8,360	6,506	28.5%	17.1%
Total	15,933	13,454	18.4%	100.0%	48,748	41,504	17.5%	100.0%

Sales within the Concession Area (without RGE Sul) - GWh
	3Q17	3Q16	Var.	Part.	9M17	9M16	Var.	Part.
Residential	3,921	3,755	4.4%	28.2%	12,227	12,023	1.7%	29.1%
Industrial	5,487	5,338	2.8%	39.5%	15,908	15,802	0.7%	37.9%
Commercial	2,194	2,171	1.0%	15.8%	7,143	7,173	-0.4%	17.0%
Others	2,287	2,189	4.5%	16.5%	6,742	6,506	3.6%	16.0%
Total	13,888	13,454	3.2%	100.0%	42,021	41,504	1.2%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 11.10.

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Noteworthy in 3Q17, in the concession area:

•

Residential and commercial classes (28.5% and 15.6% of total sales, respectively):increases of 20.8% and 14.1%, respectively, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have increases of 4.4% and 1.0%, respectively. Highlight in the residential class for the CPC growth (Consumption per Consumer - kWh/CU/month), by 2.2%, a 2.0% increase in the volume of consumer units, a higher number of days in the billing cycle, by 0.8%, and milder temperatures this year, by -0.6%;

•

Industrial class (39.0% of total sales): increase of 16.5%, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have an increase of 2.8%, reflecting the performance of the main industrial activities in the concession area of CPFL Energia, which show the second consecutive growth in the margin.

2.1.1) Sales by Segment – Concession Area

Note: in parentheses, the variation in percentage points from 3Q16 to 3Q17.

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	4,538	3,755	20.8%	14,256	12,023	18.6%
Industrial	1,631	1,738	-6.1%	4,939	5,415	-8.8%
Commercial	1,988	1,922	3.4%	6,584	6,447	2.1%
Others	2,613	2,134	22.4%	8,116	6,355	27.7%
Total	10,770	9,549	12.8%	33,894	30,240	12.1%

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Sales to the Captive Market (without RGE Sul) - GWh
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	3,921	3,755	4.4%	12,227	12,023	1.7%
Industrial	1,396	1,738	-19.6%	4,241	5,415	-21.7%
Commercial	1,739	1,922	-9.6%	5,735	6,447	-11.0%
Others	2,205	2,134	3.3%	6,501	6,355	2.3%
Total	9,260	9,549	-3.0%	28,704	30,240	-5.1%

Note: The tables with captive market sales by distributor are attached to this report in item 11.11.

The increase of 12.8% (1.221 GWh) in sales to the captive market, from 9,549 GWh in 3Q16 to 10,770 GWh in 3Q17, was influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, the sales to the captive market would have totaled 9,260 GWh in 3Q17, representing a reduction of 3.0%, mainly due to the performance of the industrial (-19.6%) and commercial (-9.6%) classes, reflecting the migration of customers to the free market, as explained in item 2.1.

2.1.3) Free Clients

Free Client - GWh
	3Q17	3Q16	Var.	9M17	9M16	Var.
Industrial	4,590	3,601	27.5%	13,092	10,387	26.0%
Commercial	489	249	96.6%	1,518	726	109.1%
Others	83	55	50.8%	244	151	61.6%
Total	5,162	3,905	32.2%	14,854	11,264	31.9%

Free Client (without RGE Sul) - GWh
	3Q17	3Q16	Var.	9M17	9M16	Var.
Industrial	4,090	3,601	13.6%	11,667	10,387	12.3%
Commercial	455	249	83.0%	1,409	726	94.0%
Others	82	55	48.6%	241	151	59.6%
Total	4,628	3,905	18.5%	13,317	11,264	18.2%

Free Client by Distributor - GWh
	3Q17	3Q16	Var.	9M17	9M16	Var.
CPFL Paulista	2,421	2,067	17.1%	6,950	5,910	17.6%
CPFL Piratininga	1,478	1,232	20.0%	4,274	3,652	17.0%
RGE	596	523	13.9%	1,725	1,455	18.6%
CPFL Santa Cruz	35	16	118.2%	93	41	125.6%
CPFL Jaguari	48	24	99.2%	135	76	78.9%
CPFL Mococa	10	7	46.1%	27	21	25.5%
CPFL Leste Paulista	15	14	7.3%	44	42	6.2%
CPFL Sul Paulista	25	22	15.0%	69	68	2.0%
RGE Sul (*)	534	-	-	1,538	-	-
Total	5,162	3,905	32.2%	14,854	11,264	31.9%

Note: (*) Considers the quantity of energy billed through the TUSD from 3Q17 and 9M17.

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2.2) Contracted Demand (% - high voltage)

Contracted Demand Evolution | % compared to the same month of the previous year

2.3) Generation Installed Capacity

In 3Q17, the installed capacity of generation of CPFL Energia, considering the proportional stake in each project, reached 3,167 MW, representing an expansion of 2.5% compared to 3Q16. This increase is due to the commercial start-up of Campo do Ventos, São Benedito and Pedra Cheirosa Wind Complexes.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.61% stake in CPFL Renováveis.

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3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2017 and 2016, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis. Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,366	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,710	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,477	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-quoted corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,333	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	212	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	86	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 3 SHPPs (a)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó") (b)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See chapter 10.4.2	See chapter 10.4.2	See chapter 10.4.2	See chapter 10.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs (d)	4	4

Notes:

(a)     SHPP – Small Hydroelectric Power Plant;

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     MHPP – Micro Hydroelectric Power Plant;

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Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL ESCO")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (e)	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD") (f)	Private corporation	Electric energy generation services	Indirect 100%

(e)     In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services;

(f)      The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants;

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Others	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A. ("CPFL Transmissão Piracicaba")	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Transmissão Morro Agudo") (g)	Private corporation	Electric energy transmission services	Indirect 100%

(g)     The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System (“SIN”).

3.1) Consolidation of CPFL Renováveis Financial Statements

On September 30, 2017, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On September 30, 2017, CPFL Energia indirectly held 100% of RGE Sul, through its subsidiary CPFL Jaguariúna. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 11.12 of this report.

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	11,073	7,377	50.1%	28,960	22,189	30.5%
Net Operating Revenue	7,784	4,783	62.7%	19,285	13,600	41.8%
Cost of Electric Power	(5,246)	(2,771)	89.4%	(12,205)	(7,963)	53.3%
Operating Costs & Expenses	(1,738)	(1,277)	36.1%	(4,978)	(3,654)	36.2%
EBIT	800	735	8.8%	2,102	1,983	6.0%
EBITDA[1]	1,275	1,120	13.8%	3,498	3,121	12.1%
Financial Income (Expense)	(343)	(417)	-17.6%	(1,198)	(1,000)	19.8%
Income Before Taxes	546	387	41.3%	1,157	1,185	-2.3%
Net Income	390	269	44.9%	745	742	0.5%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
3Q17
Net operating revenue	6,140	293	597	986	130	14	(376)	7,784
Operating costs and expenses	(5,652)	(73)	(189)	(944)	(110)	(8)	376	(6,600)
Depreciation e amortization	(190)	(31)	(158)	(1)	(5)	(0)	-	(385)
Income from electric energy service	299	189	250	41	15	5	-	800
Equity accounting	-	90	-	-	-	-	-	90
EBITDA	488	310	408	42	21	6	-	1,274
Financial result	(130)	(64)	(120)	(9)	0	(20)	-	(343)
Income (loss) before taxes	168	215	130	32	16	(15)	-	546
Income tax and social contribution	(77)	(41)	(24)	(12)	(3)	1	-	(156)
Net income (loss)	91	175	106	21	13	(14)	-	390

3Q16 (Resubmitted)
Net operating revenue	3,613	257	508	561	118	30	(303)	4,783
Operating costs and expenses	(3,182)	(46)	(163)	(505)	(94)	(45)	303	(3,731)
Depreciation e amortization	(142)	(31)	(138)	(1)	(4)	(1)	-	(317)
Income from electric energy service	289	180	206	54	21	(16)	-	735
Equity accounting	-	69	-	-	-	-	-	69
EBITDA	431	280	345	55	24	(15)	-	1,120
Financial result	(194)	(113)	(132)	5	2	15	-	(417)
Income (loss) before taxes	95	135	75	59	22	(1)	-	387
Income tax and social contribution	(44)	(22)	(23)	(20)	(5)	(4)	-	(117)
Net income (loss)	52	113	52	39	18	(4)	-	269

Variation
Net operating revenue	69.9%	14.2%	17.6%	75.9%	10.2%	-54.9%	23.9%	62.7%
Operating costs and expenses	77.6%	60.1%	16.3%	86.8%	16.8%	-82.8%	23.9%	76.9%
Depreciation e amortization	33.6%	-0.1%	14.0%	-25.1%	44.6%	-50.7%	-	21.5%
Income from electric energy service	3.3%	5.0%	21.1%	-23.9%	-25.2%	-	-	8.8%
Equity accounting	-	30.8%	-	-	-	-	-	30.8%
EBITDA	13.3%	10.8%	18.2%	-23.9%	-15.0%	-	-	13.8%
Financial result	-32.7%	-44.0%	-8.7%	-	-73.1%	-	-	-17.6%
Income (loss) before taxes	76.1%	59.1%	73.6%	-45.8%	-28.8%	2400.8%	-	41.3%
Income tax and social contribution	76.2%	83.1%	4.5%	-41.8%	-34.5%	-	-	33.0%
Net income (loss)	76.0%	54.4%	104.2%	-47.8%	-27.3%	246.8%	-	44.9%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 10.

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Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
9M17
Net operating revenue	15,343	830	1,416	2,370	353	68	(1,095)	19,285
Operating costs and expenses	(13,777)	(179)	(549)	(2,252)	(293)	(86)	1,095	(16,041)
Depreciation e amortization	(569)	(92)	(462)	(2)	(14)	(2)	-	(1,142)
Income from electric energy service	997	559	406	115	46	(21)	-	2,102
Equity accounting	-	253	-	-	-	-	-	253
EBITDA	1,566	904	867	117	61	(19)	-	3,497
Financial result	(478)	(266)	(376)	(30)	2	(50)	-	(1,198)
Income (loss) before taxes	520	546	29	85	49	(71)	-	1,157
Income tax and social contribution	(235)	(97)	(50)	(29)	(11)	11	-	(412)
Net income (loss)	284	449	(21)	56	38	(60)	-	745

9M16 (Resubmitted)
Net operating revenue	10,708	740	1,164	1,478	298	49	(837)	13,600
Operating costs and expenses	(9,235)	(146)	(440)	(1,374)	(237)	(85)	837	(10,680)
Depreciation e amortization	(422)	(93)	(407)	(3)	(10)	(3)	-	(937)
Income from electric energy service	1,051	501	317	101	51	(38)	-	1,983
Equity accounting	-	201	-	-	-	-	-	201
EBITDA	1,473	795	724	104	61	(35)	-	3,121
Financial result	(350)	(284)	(394)	14	3	10	-	(1,000)
Income (loss) before taxes	701	418	(77)	115	54	(28)	-	1,185
Income tax and social contribution	(274)	(74)	(40)	(36)	(13)	(5)	-	(443)
Net income (loss)	427	344	(117)	79	41	(33)	-	742

Variation
Net operating revenue	43.3%	12.1%	21.6%	60.4%	18.5%	37.5%	30.9%	41.8%
Operating costs and expenses	49.2%	22.3%	24.6%	63.9%	23.5%	2.1%	30.9%	50.2%
Depreciation e amortization	35.1%	-0.7%	13.5%	-16.3%	44.8%	-9.4%	-	22.0%
Income from electric energy service	-5.1%	11.5%	28.0%	14.0%	-9.3%	-44.6%	-	6.0%
Equity accounting	-	25.8%	-	-	-	-	-	25.8%
EBITDA	6.4%	13.7%	19.8%	13.1%	-0.5%	-47.1%	-	12.1%
Financial result	36.5%	-6.3%	-4.4%	-	-25.2%	-	-	19.8%
Income (loss) before taxes	-25.9%	30.5%	-	-26.0%	-10.2%	158.2%	-	-2.3%
Income tax and social contribution	-14.2%	30.6%	25.6%	-18.5%	-17.5%	-	-	-7.0%
Net income (loss)	-33.5%	30.4%	-82.3%	-29.4%	-7.9%	85.2%	-	0.5%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 10.

4.2) Reclassification of the Concession Financial Asset

The Company and its electric energy distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, reclassified retrospectively into their income statements for 3Q16.

4.3) Sectoral Financial Assets and Liabilities

In 3Q17, it was accounted the total sectoral financial assets in the amount of R$ 1,245 million, compared to the total sectoral financial liabilities in the amount of R$ 558 million in 3Q16, a variation of R$ 1,803 million.

On September 30, 2017, the balance of these sectoral financial assets and liabilities was negative in R$ 107 million, compared to a negative balance of R$ 1,254 million on June 30, 2017 and a negative balance of R$ 435 million on September 30, 2016.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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4.4) Operating Revenue

In 3Q17, gross operating revenue reached R$ 11,073 million, representing an increase of 50.1% (R$ 3,696 million). Deductions from the gross operating revenue was of R$ 3,289 million in 3Q17, representing an increase of 26.8% (R$ 695 million). Net operating revenue reached R$ 7,784 million in 3Q17, registering an increase of 62.7% (R$ 3,001 million).

The main factors that affected the net operating revenue were:

•  Increase of revenues in the Distribution segment, in the amount of R$ 2,527 million, mainly due to the acquisition of RGE Sul (for more details, see item 10.1.1.2);

•  Increase of revenues in the Commercialization segment, in the amount of R$ 425 million;

•  Increase of revenues in CPFL Renováveis, in the amount of R$ 89 million;

•  Increase of revenues in the Conventional Generation segment, in the amount of R$ 36 million;

•  Increase of revenues in the Services segment, in the amount of R$ 12 million;

Partially offset by:

•  Reduction of R$ 73 million, due to the eliminations;

•  Increase of revenues in Others, in the amount of R$ 17 million.

4.5) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	596	462	28.8%	1,764	1,513	16.6%
Energy Purchased in the Spot Market/PROINFA	114	80	42.2%	316	170	86.1%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	4,541	2,169	109.4%	10,366	5,960	73.9%
PIS and COFINS Tax Credit	(478)	(246)	94.4%	(1,134)	(698)	62.5%
Total	4,773	2,466	93.6%	11,312	6,945	62.9%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	492	198	147.8%	988	602	64.1%
Itaipu Transmission Charges	66	13	395.7%	97	39	149.7%
Connection Charges	31	22	39.8%	91	57	57.9%
Charges for the Use of the Distribution System	8	9	-19.0%	30	28	5.0%
System Service Usage Charges - ESS	(76)	85	-	(224)	282	-
Reserve Energy Charges - EER	(0)	6	-	(0)	107	-
PIS and COFINS Tax Credit	(47)	(29)	65.4%	(87)	(97)	-10.3%
Total	473	305	55.3%	894	1,018	-12.2%

Cost of Electric Energy	5,246	2,771	89.4%	12,205	7,963	53.3%

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Cost of Electric Energy (without RGE Sul) (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	497	462	7.4%	1,469	1,513	-2.9%
Energy Purchased in the Spot Market/PROINFA	108	80	34.2%	266	170	56.6%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	3,979	2,169	83.4%	9,074	5,960	52.2%
PIS and COFINS Tax Credit	(418)	(246)	69.8%	(986)	(698)	41.3%
Total	4,165	2,466	68.9%	9,823	6,945	41.4%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	403	198	103.3%	816	602	35.5%
Itaipu Transmission Charges	55	13	313.3%	81	39	108.1%
Connection Charges	21	22	-5.0%	62	57	7.8%
Charges for the Use of the Distribution System	8	9	-19.0%	30	28	5.0%
System Service Usage Charges - ESS	(76)	85	-	(224)	282	-
Reserve Energy Charges - EER	13	6	132.0%	32	107	-70.2%
PIS and COFINS Tax Credit	(37)	(29)	30.6%	(67)	(97)	-31.0%
Total	387	305	27.0%	728	1,018	-28.4%

Cost of Electric Energy	4,552	2,771	64.3%	10,552	7,963	32.5%

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 3Q17, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 5,246 million, registering an increase of 89.4% (R$ 2,476 million).

The factors that explain these variations follow below:

•	The cost of electric power purchased for resale reached R$ 4,773 million in 3Q17, an increase of 93.6% (R$ 2.307 million), due to the following factors:

(i)       Impact of the inclusion of RGE Sul in our consolidation in 3Q17. The total cost of electric power purchased for resale in relation to RGE Sul (which was not included in our consolidation in 3Q16) totaled R$ 607 million for 3Q17;

(ii)       Increase of 83.4% (R$ 1,810 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increases of 65.9% in the average purchase price (R$ 275.23/MWh in 3Q17 vs. R$ 165.91/MWh in 3Q16) and of 10.6% (1,383 GWh) in the volume of purchased energy;

(iii)       Increase of 7.4% (R$ 34 million) in the cost of energy from Itaipu, due to the increase of 10.8% in the average purchase price (R$ 200.53/MWh in 3Q17 vs. R$ 180.93/MWh in 3Q16), partially offset by the reduction of 3.1% (79 GWh) in the volume of purchased energy;

(iv) Increase of 34.2% (R$ 27 million) in the amount of energy purchased in the spot market/PROINFA cost;
Partially offset by: (v) Increase of 69.8% (R$ 172 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.
•	Charges for the use of the transmission and distribution system reached R$ 473 million in 3Q17, an increase of 55.3% (R$ 169 million), due to the following factors:

(i)       Impact of the inclusion of RGE Sul in our consolidation in 3Q17. The total charges for the use of the transmission and distribution system in relation to RGE Sul (which was not included in our consolidation in 3Q16) totaled R$ 86 million for 3Q17;

(ii) Increase of 103.3% (R$ 205 million) in the basic network charges;

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(iii) Increase of 313.3% (R$ 42 million) in Itaipu transmission charges;
(iv) Increase of 132.0% (R$ 7 million) in Reserve Energy Charges – EER;
Partially offset by:
(v) Variation of R$ 160 million in the System Service Usage Charges – ESS, from an expense of R$ 85 million in 3Q16 to a revenue of R$ 76 million in 3Q17;
(vi) Increase of 30.6% (R$ 9 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;
(vii) Increase of R$ 3 million in charges for connection and usage of the distribution system.

4.6) Operating Costs and Expenses

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating costs and expenses reached R$ 1,738 million in 3Q17, compared to R$ 1,277 million in 3Q16, an increase of 36.1% (R$ 461 million), due to the following factors:

PMSO

The PMSO item reached R$ 726 million in 3Q17, compared to R$ 613 million in 3Q16, an increase of 18.5% (R$ 113 million).

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Reported PMSO (R$ million)
	3Q17	3Q16	Variation		9M17	9M16	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(329)	(261)	(68)	26.0%	(998)	(773)	(225)	29.1%
Material	(69)	(65)	(5)	7.2%	(182)	(144)	(38)	26.6%
Outsourced Services	(174)	(157)	(17)	11.0%	(548)	(463)	(85)	18.3%
Other Operating Costs/Expenses	(154)	(131)	(23)	17.8%	(543)	(470)	(73)	15.6%
Allowance for doubtful accounts	(33)	(34)	1	-3.9%	(119)	(130)	11	-8.6%
Legal, judicial and indemnities expenses	(14)	(29)	15	-51.9%	(128)	(138)	11	-7.6%
Others	(107)	(67)	(40)	59.1%	(296)	(201)	(95)	47.1%
Total Reported PMSO	(726)	(613)	(113)	18.5%	(2,271)	(1,850)	(421)	22.8%

PMSO RGE Sul
Personnel	(36)				(117)
Material	(7)				(23)
Outsourced Services	(31)				(93)
Other Operating Costs/Expenses	(4)				(60)
Allowance for doubtful accounts	(8)				(22)
Legal, judicial and indemnities expenses	30				6
Others	(26)				(44)
Total PMSO RGE Sul	(78)				(294)

PMSO (-) RGE Sul
Personnel	(293)	(261)	(32)	12.3%	(881)	(773)	(108)	13.9%
Material	(62)	(65)	3	-4.0%	(159)	(144)	(15)	10.5%
Outsourced Services	(143)	(157)	14	-8.7%	(455)	(463)	8	-1.8%
Other Operating Costs/Expenses	(150)	(131)	(19)	14.8%	(482)	(470)	(13)	2.8%
Allowance for doubtful accounts	(25)	(34)	9	-26.1%	(97)	(130)	33	-25.5%
Legal, judicial and indemnities expenses	(44)	(29)	(14)	49.2%	(134)	(138)	4	-3.2%
Others	(81)	(67)	(14)	20.7%	(252)	(201)	(51)	25.1%
Total PMSO (-) RGE Sul	(648)	(613)	(35)	5.7%	(1,978)	(1,850)	(128)	6.9%

    (i)        Personnel - increase of 26.0% (R$ 68 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 36 million);

✓  Increase in the Services segment business, due to business expansion of CPFL Serviços, CPFL Atende, Nect, CPFL Total, Authi and CPFL Eficiência (R$ 22 million);

✓  Collective bargaining agreement – wages and benefits (R$ 13 million);

Partially offset by:

✓  Other effects (R$ 3 million);

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   (ii)        Material – increase of 7.2% (R$ 5 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 7 million);

Partially offset by:

✓  Other effects (R$ 2 million);

  (iii)        Out-sourced services - increase of 11.0% (R$ 17 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 31 million);

Partially offset by:

✓  Maintenance of machinery and equipment (R$ 7 million);

✓  Transport-related services (R$ 6 million);

✓  Other effects (R$ 1 million);

 (iv)        Other operational costs/expenses - increase of 17.8% (R$ 23 million), mainly due to increase in the expenses in:

✓  Acquisition of RGE Sul (R$ 4 million);

✓  Increase of loss on disposal, retirement and other noncurrent assets (R$ 15 million);

✓  Increase of 49.2% in legal and judicial expenses (R$ 14 million);

✓  Other effects (R$ 1 million);

Partially offset by:

✓  Reduction of 26.1% in allowance for doubtful account (R$ 9 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 1,012 million in 3Q17, compared to R$ 664 million in 3Q16, registering an increase of 52.3% (R$ 347 million), due to the following factors:

•      Acquisition of RGE Sul (R$ 149 million);

•      Increase of 50.2% (R$ 163 million) in Costs of Building the Infrastructure item;

•      Increase of 10.0% (R$ 2 million) in Private Pension Fund item, due to the registration of the impacts of the 2017 actuarial report;

•      Increase of 12.7% (R$ 32 million) in Depreciation and Amortization item;

•      Increase of 1.2% (R$ 1 million) in Amortization of Intangible of Concession Asset item.

4.7) EBITDA

In 3Q17, EBITDA reached R$ 1,275 million, registering an increase of 13.8% (R$ 154 million).

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

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EBITDA and Net Income conciliation (R$ million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Net Income	390	269	44.9%	745	742	0.5%
De preciation and Amortization	385	317		1,143	937
Financial Result	343	417		1,198	1,000
Income Tax / Social Contribution	156	117		412	443
EBITDA	1,275	1,120	13.8%	3,498	3,121	12.1%

4.8) Financial Result

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item. However, the impacts caused by the acquisition of RGE Sul in CPFL Energia’s results (due to the reduction in Cash and increase in Indebtedness for acquisition funding, among others) were not excluded in our analyzes.

In 3Q17, net financial expense was of R$ 343 million, a reduction of 17.6% (R$ 73 million) compared to the net financial expense of R$ 417 million reported in 3Q16.

Financial Result (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Revenues
Income from Financial Investments	94	187	-49.6%	384	485	-20.9%
Additions and Late Payment Fines	61	58	4.8%	204	175	16.4%
Fiscal Credits Update	10	10	3.5%	15	27	-45.3%
Judicial Deposits Update	14	9	49.1%	40	27	48.7%
Monetary and Foreign Exchange Updates	21	30	-	50	132	-61.9%
Discount on Purchase of ICMS Credit	4	2	93.6%	9	13	-31.0%
Sectoral Financial Assets Update	(1)	(6)	-81.4%	-	51	-100.0%
PIS and COFINS - over Other Financial Revenues	(10)	(23)	-55.8%	(37)	(45)	-17.0%
PIS and COFINS over Interest on Own Capital	(2)	(0)	11006.8%	(2)	(1)	36.1%
Others	15	20	-23.2%	46	69	-32.8%
Total	206	286	-28.2%	709	932	-24.0%

Expenses
Debt Charges	(393)	(448)	-12.1%	(1,321)	(1,316)	0.4%
Monetary and Foreign Exchange Updates	(98)	(227)	-56.6%	(436)	(515)	-15.3%
(-) Capitalized Interest	8	18	-56.4%	42	52	-19.5%
Sectoral Financial Liabilities Update	(30)	(1)	2950.6%	(81)	(17)	368.1%
Use of Public Asset	(1)	(4)	-75.0%	(5)	(12)	-62.6%
Others	(34)	(42)	-19.7%	(106)	(124)	-14.5%
Total	(549)	(703)	-21.9%	(1,907)	(1,932)	-1.3%

Financial Result	(343)	(417)	-17.6%	(1,198)	(1,000)	19.8%

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Financial Result (without RGE Sul) (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Revenues
Income from Financial Investments	91	187	-51.2%	371	485	-23.5%
Additions and Late Payment Fines	49	58	-15.1%	161	175	-7.9%
Fiscal Credits Update	10	10	3.5%	15	27	-45.3%
Judicial Deposits Update	13	9	40.6%	38	27	40.0%
Monetary and Foreign Exchange Updates	21	30	-	50	132	-62.2%
Discount on Purchase of ICMS Credit	4	2	93.6%	9	13	-31.0%
Sectoral Financial Assets Update	(1)	(6)	-81.4%	-	51	-100.0%
PIS and COFINS - over Other Financial Revenues	(10)	(23)	-55.8%	(37)	(45)	-17.0%
PIS and COFINS over Interest on Own Capital	(2)	(0)	11006.8%	(2)	(1)	36.1%
Others	14	20	-28.2%	42	69	-39.0%
Total	190	286	-33.7%	647	932	-30.6%

Expenses
Debt Charges	(362)	(448)	-19.2%	(1,212)	(1,316)	-7.9%
Monetary and Foreign Exchange Updates	(89)	(227)	-60.9%	(419)	(515)	-18.7%
(-) Capitalized Interest	7	18	-60.6%	40	52	-24.2%
Sectoral Financial Liabilities Update	(25)	(1)	2402.7%	(62)	(17)	262.0%
Use of Public Asset	(1)	(4)	-75.0%	(5)	(12)	-62.6%
Others	(27)	(42)	-36.2%	(92)	(124)	-25.5%
Total	(496)	(703)	-29.5%	(1,751)	(1,932)	-9.4%

Financial Result	(306)	(417)	-26.5%	(1,104)	(1,000)	10.4%

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: reduction of 28.2% (R$ 81 million), from R$ 286 million in 3Q16 to R$ 206 million in 3Q17, mainly due to the following factors:

(i) Reduction of 51.2% (R$ 96 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;
(ii) Reduction of 15.1% (R$ 9 million) in additions and late payment fines;

(iii)          Reduction of 28.2% (R$ 8 million) in the monetary and foreign exchange updates, due to the reductions: (a) of R$ 13 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (b) of R$ 10 million in the update of the balance of tariff subsidies, as determined by ANEEL; partially offset by the increases: (c) of R$ 13 million in the gain with the zero-cost collar derivative[1]; and (d) of R$ 2 million in other monetary and foreign exchange updates;

(iv) Reduction of 28.2% (R$ 6 million) in other financial revenues;
(v) Increase of R$ 2 million in PIS and COFINS over Interest on Own Capital (revenue reducer);
Partially offset by:

(vi)         Impact of the inclusion of RGE Sul in our consolidation in 3Q17. The total financial revenue in relation to RGE Sul (which was not included in our consolidation in 3Q16) totaled R$ 16 million for 3Q17;

(vii) Reduction of 55.8% (R$ 13 million) in PIS and COFINS over Other Financial Revenue (revenue reducer);

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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(viii) Reduction of 81.4% (R$ 5 million) in sectoral financial assets update (revenue reducer);
(ix) Increase of 40.6% (R$ 4 million) in judicial deposits update;
(x) Reduction of 93.6% (R$ 2 million) in discount on the acquisition of ICMS credit.

•         Financial Expenses: reduction of 21.9% (R$ 154 million), from R$ 703 million in 3Q16 to R$ 549 million in 3Q17, mainly due to the following factors:

(i)            Reduction of 60.9% (R$ 138 million) in the monetary and foreign exchange updates, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 87 million); (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 43 million); (a) the effect of Itaipu’s exchange variation (R$ 9 million);

(ii) Reduction of 19.2% (R$ 86 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;
(iii) Reduction of 36.2% (R$ 15 million) in other financial expenses;
(iv) Reduction of 75.0% (R$ 3 million) in the financial expenses with the Use of Public Asset (UBP);
Partially offset by:

(v)          Impact of the inclusion of RGE Sul in our consolidation in 3Q17. The total financial expense in relation to RGE Sul (which was not included in our consolidation in 3Q16) totaled R$ 53 million for 3Q17;

(vi) Increase of R$ 24 million in sectoral financial liabilities update;
(vii) Reduction of 60.6% (R$ 11 million) in capitalized interest (expense reducer).

4.9) Net Income

In 3Q17, net income was R$ 390 million, registering an increase of 44.9% (R$ 121 million) if compared to the net income of R$ 269 million observed in 3Q16.

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5) INDEBTEDNESS

5.1) Debt (IFRS)

1)     Do not consider mark-to-market effects and borrowing costs.

Indexation after Hedge1 – 3Q16 vs. 3Q17

3Q16

   3Q17

1) For debt linked to foreign currency (24% of total in 3Q17), swaps are contracted, which convert indexing for CDI;

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Net Debt and Leverage in IFRS

IFRS - R$ Million	3Q17	3Q16	Var. %
Financial Debt (including hedge)	(19,291)	(18,766)	2.8%
(+) Available Funds	3,832	5,345	-28.3%
(=) Net Debt	(15,459)	(13,422)	15.2%

5.2) Debt in Financial Covenants Criteria

5.2.1) Debt Amortization Schedule in Financial Covenants Criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the beginning of 2017, CPFL Energia had worked in 2018 and 2019 prefunding.

Debt Amortization Schedule in Financial Covenants Criteria (Sep-17)1

1)       Consider only the principal debt of R$ 16,974 million. In order to reach the value of debt in the covenants criteria of R$ 17,138, it is excluded accrued interests of R$ 404 million of the period and included other adjustments in the amount of R$ 240 million;

2)       Short-term (Oct-17 – Sep-18) = R$ 4,704 million.

The cash position at the end of 3Q17 had a coverage ratio of 0.86x the amortizations of the next 12 months, enough to honor all amortization commitments until the end of 1H18. The average amortization term, calculated by this schedule, is 2.55 years.

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5.2.2) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 3Q16 vs. 3Q17

3Q16

3Q17

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (24% of total), swaps are contracted, which convert the indexation to CDI.

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Gross Debt Cost1 in Financial Covenants Criteria – LTM

1)     Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge;

2)     As of 2Q17, CPFL Energia started to calculate gross debt cost considering end of period rates, to better reflect the variations on interest rates.

5.3) Net Debt in Financial Covenants Criteria and Leverage

In 3Q17, Proforma Net Debt totaled R$ 13,731 million, an increase of 20.0% compared to net debt position at the end of 3Q16 in the amount of R$ 11,439 million.

The increase in Net Debt in 3Q17 was mainly due to the acquisition of RGE Sul, which was consolidated in November 2016.

Covenant Criteria (*) - R$ Million	3Q17	3Q16	Var.
Financial Debt (including hedge)1	(17,138)	(16,685)	2.7%
(+) Available Funds	3,407	5,246	-35.1%
(=) Net Debt	(13,731)	(11,439)	20.0%
EBITDA Proforma ²	4,235	3,725	13.7%
Net Debt / EBITDA	3.24x	3.07x	-0.17x

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) EBITDA Proforma in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of EBITDA Proforma the effects of historic EBITDA of newly acquired projects. Considering that, Proforma Net Debt totaled R$ 13,731 million and EBITDA Proforma in the last 12 months reached R$ 4,235 million, the ratio Proforma Net Debt / EBITDA at the end of 3Q17 reached 3.24x.

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6) INVESTMENTS

6.1) Capital Expenditures

Investments (R$ Million)
Segment	3Q17	3Q16	Var.	9M17	9M16	Var.
Distribution	477	280	70.2%	1,264	709	78.3%
Generation - Conventional	1	8	-81.6%	3	12	-72.7%
Generation - Renewable	45	315	-85.9%	566	802	-29.5%
Commercialization	1	0	20.3%	2	2	-15.7%
Services and Others[1]	15	6	139.2%	42	34	22.4%
Subtotal	538	610	-11.8%	1,877	1,560	20.3%
Transmission	6	26	-77.0%	46	35	30.6%
Total	544	636	-14.4%	1,923	1,595	20.6%
Special Obligations	57	42	35.0%	179	152	17.3%

Note:

1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 3Q17, R$ 538 million were invested, a decrease of 11.8% if compared to 3Q16. In addition, there was an investment of R$ 6 million in the quarter related to the transmission lines construction of CPFL Transmissão Morro Agudo, which, according to the requirements of IFRIC 12, was recorded as “Financial Asset of Concession” (non-current assets). CPFL Energia also accounted for R$ 57 million in Special Obligations in the quarter, among other items financed by the consumer.

We highlight investments made by CPFL Energia in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   Generation:

a.    Pedra Cheirosa Wind Complex;

b.    SHPP Boa Vista II.

6.2)  Projected Capital Expenditures

On April 28, 2017, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2017 Annual Budget and 2018/2021 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission. Projections already include expected investments for RGE Sul.

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Projected Capital Expenditures (R$ million)1

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

3) Conventional + Renewable.

7) STOCK MARKETS

7.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
09/30/2016	R$ 23.98	36,307	58,367	09/30/2016	$ 14.80	18,185	18,308
06/30/2017	R$ 26.51	38,095	62,899	06/30/2017	$ 15.95	19,138	21,350
09/30/2017	R$ 27.22	41,306	74,294	09/30/2017	$ 17.16	23,149	22,405
QoQ	2.7%	8.4%	18.1%	QoQ	7.6%	21.0%	4.9%
YoY	13.5%	13.8%	27.3%	YoY	15.9%	27.3%	22.4%

On September 30, 2017 the price shares closed at R$ 27.22 per share on the B3 and US$ 17.16 per ADR on the NYSE, which represented an appreciation in the quarter of 2.7% and 7.6%, respectively. In the last 12 months, the shares appreciated 13.5% on B3 and the ADR appreciated 15.9% on the NYSE.

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7.2) Daily Average Volume

The daily trading volume in 3Q17 averaged R$ 36.4 million, of which R$ 28.0 million on the B3 and R$ 8.4 million on the NYSE, representing a decrease of 38.5% compared to 3Q16. The number of trades on the B3 decreased by 58.3%, from a daily average of 5,566, in 3Q16, to 2,323, in 3Q17.

Note: Considers the sum of the average daily volume on the B3 and NYSE.

8) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2016, CPFL marked 12 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members, of which 2 independent members.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief of Executive Officer and 6 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

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CPFL has a permanent Fiscal Council, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges. At the Ordinary and Extraordinary General Meetings held on April 28, 2017, 3 acting members and 3 deputy members were elected.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

Reference date: 09/30/2017

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(2) CPFL Energia holds a stake in RGE Sul through the CPFL Jaguariúna.

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9.1) State Grid Transaction

As a complement to the Material Facts released on September 2nd, 22nd, 23rd and 28th, 2016, November 23rd, 2016, December 13th, 2016, and January 23rd, 2017, February 16th and 23rd, 2017, June 13th, 2017, , July 7th, and October 30th, 2017, CPFL Energia announced to its shareholders and to the market in general that, on October 31st, that the company received from its controlling shareholder, State Grid Brazil Power Participações S.A. (“State Grid Brazil”), a letter informing about the Approval of the Mandatory Tender Offer Resulting from Transfer of Control.

On October 26th, 2017, the CVM formally approved all relevant documents and the continuity of the Mandatory Tender Offer resulting from the direct transfer of control of CPFL Energia (the “Offer”), pursuant to article 254-A of Law 6,404, dated as of December 15th, 1976, article 29 of CVM Instruction 361, dated as of March 5th, 2002, the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão (“B3” and “Novo Mercado”) and CPFL Energia’s bylaws.

As a result of such approval, in accordance with article 11 of the CVM Instruction 361/02, State Grid Brazil published on October 31st, 2017 in the newspaper “Valor Econômico” the Form of Notice of the Offer (“Form of Notice”), with its applicable detailed terms and conditions in Portuguese.

State Grid Brazil also published in the October 31st, 2017 edition of the “The Wall Street Journal” an announcement in English regarding the Offer.

In addition to the printed and online disclosures described above, the Form of Notice is available at the following addresses and websites:

CPFL Energia S.A.

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino

CEP 13088-140 – Campinas, SP

http://cpfl.riweb.com.br/

COMISSÃO DE VALORES MOBILIÁRIOS - CVM

Rua Cincinato Braga, nº 340, 2nd floor / Rua Sete de Setembro, nº 111, 2nd floor

CEP 01333-010 – São Paulo, SP / CEP 20159-900 – Rio de Janeiro, RJ

www.cvm.gov.br

Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitschek, nº 2.041 and 2.235 (Bloco A), 24th floor

CEP 04543-011 – São Paulo, SP

https://www.santander.com.br/br/pessoa-juridica/corporate-finance/ofertas-em-andamento

Bank of America Merrill Lynch Banco Múltiplo S.A.

Avenida Brigadeiro Faria Lima, nº 3.400, 18th floor

CEP 04538-132 - São Paulo, SP

http://www.merrilllynch-brasil.com.br/

B3 S.A. – Brasil, Bolsa Balcão

Praça Antonio Prado, nº 48, 2th floor - Directory of Operations

CEP 01010-901 – São Paulo, SP

www.b3.com.br

U.S. Securities and Exchange Commission

100 F Street, NE

Room 1580

Washington, DC 20549 (Unofficial English Translation Only)

www.sec.gov

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10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	9,256	6,087	52.1%	24,589	18,985	29.5%
Net Operating Revenue	6,140	3,613	69.9%	15,343	10,708	43.3%
Cost of Electric Power	(4,427)	(2,390)	85.2%	(10,395)	(6,941)	49.8%
Operating Costs & Expenses	(1,415)	(934)	51.4%	(3,951)	(2,716)	45.5%
EBIT	299	289	3.3%	997	1,051	-5.1%
EBITDA(1)	488	431	13.3%	1,566	1,473	6.4%
Financial Income (Expense)	(130)	(194)	-32.6%	(478)	(350)	36.5%
Income Before Taxes	168	96	76.1%	520	701	-25.9%
Net Income	91	52	75.9%	284	427	-33.5%

Notes:

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)     The distributors’ financial performance tables are attached to this report in item 11.12.

10.1.1.1) Reclassification of the Adjustments to the Concession´s Financial Asset

The distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, by the end of 2016, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, accounting the adjustments to the concession financial asset in Operating Revenues.

10.1.1.2) Sectoral Financial Assets and Liabilities

In 3Q17, total sectoral financial assets accounted for R$ 1,245 million, a variation of R$ 1,803 million if compared to 3Q16, when sectoral financial liabilities amounted to R$ 558 million.

On September 30, 2017, the balance of sectoral financial assets and liabilities was negative in R$ 107 million, compared to a negative balance of R$ 1,254 million on June 30, 2017 and a negative balance of R$ 435 million on September 30, 2016.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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11.1.1.3) Operating Revenue

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating Revenue (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	6,203	5,648	9.8%	19,170	18,375	4.3%
Short-term Electric Energy	780	158	394.5%	1,529	258	493.5%
Revenue from Building the Infrastructure of the Concession	597	299	99.5%	1,434	782	83.3%
Sectoral Financial Assets and Liabilities	1,245	(558)	-	1,049	(1,752)	-
CDE Resources - Low-income and Other Tariff Subsidies	334	430	-22.4%	1,072	925	15.8%
Adjustments to the Concession's Financial Asset	10	45	-77.1%	92	197	-53.6%
Other Revenues and Income	86	64	34.4%	243	200	21.3%
Total	9,256	6,087	52.1%	24,589	18,985	29.5%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,247)	(1,086)	14.8%	(3,957)	(3,573)	10.7%
PIS and COFINS Taxes	(780)	(532)	46.7%	(2,124)	(1,671)	27.1%
CDE Sector Charge	(785)	(789)	-0.5%	(2,399)	(2,466)	-2.7%
R&D and Energy Efficiency Program	(55)	(33)	68.8%	(138)	(97)	41.8%
PROINFA	(41)	(31)	34.8%	(128)	(80)	60.9%
Tariff Flags and Others	(203)	(0)	160880.2%	(484)	(377)	28.3%
Others	(5)	(4)	21.3%	(16)	(13)	19.0%
Total	(3,116)	(2,474)	25.9%	(9,246)	(8,278)	11.7%

Net Operating Revenue	6,140	3,613	69.9%	15,343	10,708	43.3%

Operating Revenue (without RGE Sul) (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	5,288	5,648	-6.4%	16,087	18,375	-12.4%
Short-term Electric Energy	633	158	301.0%	1,259	258	388.6%
Revenue from Building the Infrastructure of the Concession	485	299	62.1%	1,134	782	44.9%
Sectoral Financial Assets and Liabilities	1,056	(558)	-	954	(1,752)	-
CDE Resources - Low-income and Other Tariff Subsidies	273	430	-36.5%	837	925	-9.5%
Adjustments to the Concession's Financial Asset	7	45	-84.2%	78	197	-60.7%
Other Revenues and Income	74	64	15.1%	207	200	3.2%
Total	7,815	6,087	28.4%	20,555	18,985	8.3%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,012)	(1,086)	-6.8%	(3,169)	(3,573)	-11.3%
PIS and COFINS Taxes	(677)	(532)	27.3%	(1,793)	(1,671)	7.3%
CDE Sector Charge	(674)	(789)	-14.5%	(2,060)	(2,466)	-16.5%
R&D and Energy Efficiency Program	(47)	(33)	43.2%	(116)	(97)	19.8%
PROINFA	(38)	(31)	22.3%	(115)	(80)	44.0%
Tariff Flags and Others	(176)	(0)	139734.1%	(418)	(377)	10.9%
Others	(5)	(4)	3.6%	(14)	(13)	1.7%
Total	(2,628)	(2,474)	6.2%	(7,685)	(8,278)	-7.2%

Net Operating Revenue	5,187	3,613	43.6%	12,870	10,708	20.2%

In 3Q17, gross operating revenue amounted to R$ 9,256 million, an increase of 52.1% (R$ 3,168 million), due to the following factors:

•         Acquisition of RGE Sul (R$ 1,446 million);

•         Variation of R$ 1,614 million) in the Sectoral Financial Assets/Liabilities, from a sectoral financial liability of R$ 558 million in 3Q16 to a sectoral financial asset of R$ 1,056 million in 3Q17;

•         Increase of 301.0% (R$ 475 million) in Short-term Electric Energy;

•         Increase of 62.1% (R$ 186 million) in revenue from building the infrastructure of the concession;

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•	Increase of 15.1% (R$ 10 million) in Other Revenues and Income;

Partially offset by:

•

Reduction of 6.4% (R$ 360 million) in the revenue with energy sales (captive + free clients), due to: (i) the negative average tariff adjustment in the distribution companies for the period between 3Q16 and 3Q17 (highlight for the average reductions of 24.21% in CPFL Piratininga in October 2016 and of 10.50% in CPFL Paulista in April 2017); partially offset by (ii) the increase of 3,2% in the sales volume within the concession area, disregarding the volumes of RGE Sul; and (iii) the adoption of the yellow tariff flag in July and September 2017 and of the red tariff flag (level 1) in the month of August 2017, compared to green tariff flag applied in the months of July, August and September 2016;

•

Reduction of 36.5% (R$ 157 million) in tariff subsidies (CDE resources), mainly discounts in TUSD (for special consumers) and low-income subsidies, in addition to discounts granted to consumers that obtained an injunction to disoblige the payment of specific components of CDE;

•

Reduction of 84.2% (R$ 38 million) in the adjustments to the Concession´s Financial Asset, due to: (i) lower inflation (IPCA of 0.59% in 3Q17 and of 1.04% in 3Q16); and (ii) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, and CPFL Mococa)[2].

Deductions from the gross operating revenue were R$ 3,116 million in 3Q17, representing an increase of 25.9% (R$ 642 million), due to the following factors:

•	Acquisition of RGE Sul (R$ 488 million);
•	Increase of R$ 176 million in tariff flags approved by the CCEE;
•	Increase of 27.3% in PIS and COFINS taxes (R$ 145 million);
•	Increase of 43.2% in the R&D and Energy Efficiency Program (R$ 14 million);
•	Increase of 22.3% in the PROINFA (R$ 7 million);

Partially offset by the following factors:

•

Reduction of 14.5% in the CDE sector charge (R$ 114 million), due to the adoption of CDE System Usage quotas in lower amount than 2016, partially offset by the increase in CDE Energy quotas and in the CDE charges in order to cover ACR Account loans;

•	Reduction of 6.8% in ICMS tax (R$ 74 million).

Net operating revenue reached R$ 6,140 million in 3Q17, representing an increase of 69.9% (R$ 2,527 million).

10.1.1.4) Cost of Electric Energy

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

2 In order to calculate the split between the intangible asset and concession’s financial asset, it must be considered the useful life of assets. The portion of the useful life that will occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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Cost of Electric Energy (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	596	462	28.8%	1,764	1,513	16.6%
Energy Purchased in the Spot Market/PROINFA	89	64	39.5%	243	141	72.5%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	3,690	1,797	105.3%	8,532	4,942	72.7%
PIS and COFINS Tax Credit	(403)	(215)	87.7%	(972)	(610)	59.3%
Total	3,971	2,108	88.4%	9,567	5,985	59.8%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	472	179	163.5%	928	548	69.2%
Itaipu Transmission Charges	66	13	395.8%	97	39	149.7%
Connection Charges	28	19	50.9%	82	52	59.7%
Charges for the Use of the Distribution System	12	8	41.4%	32	25	30.0%
System Service Usage Charges - ESS	(76)	85	-	(224)	282	-
Reserve Energy Charges - EER	-	6	-100.0%	-	107	-100.0%
PIS and COFINS Tax Credit	(48)	(29)	66.0%	(88)	(97)	-9.9%
Total	455	281	61.9%	828	955	-13.4%

Cost of Electric Energy	4,427	2,390	85.2%	10,395	6,941	49.8%

Cost of Electric Energy (without RGE Sul) (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	497	462	7.4%	1,469	1,513	-2.9%
Energy Purchased in the Spot Market/PROINFA	82	64	29.5%	193	141	36.9%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	3,128	1,797	74.0%	7,240	4,942	46.5%
PIS and COFINS Tax Credit	(343)	(215)	59.6%	(823)	(610)	35.0%
Total	3,364	2,108	59.6%	8,079	5,985	35.0%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	384	179	114.2%	756	548	37.8%
Itaipu Transmission Charges	55	13	313.3%	81	39	108.1%
Connection Charges	18	19	-1.8%	54	52	4.0%
Charges for the Use of the Distribution System	12	8	41.4%	32	25	30.0%
System Service Usage Charges - ESS	(76)	85	-	(224)	282	-
Reserve Energy Charges - EER	13	6	133.5%	32	107	-70.2%
PIS and COFINS Tax Credit	(38)	(29)	31.2%	(68)	(97)	-30.6%
Total	369	281	31.2%	662	955	-30.6%

Cost of Electric Energy	3,733	2,390	56.2%	8,741	6,941	25.9%

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,427 million in 3Q17, representing an increase of 85.2% (R$ 2,037 million):

•      The cost of electric power purchased for resale was R$ 3,971 million in 3Q17, representing an increase of 88.4% (R$ 1,863 million), due to the following factors:

(i) Acquisition of RGE Sul (R$ 607 million);

(ii)           Increase of 74.0% (R$ 1,331 million) in the cost of energy purchased in the regulated environment and bilateral contracts, due to the increase of 85.4% in the average purchase price (from R$ 181.57/MWh in 3Q16 to R$ 336.67/MWh in 3Q17), partially offset by the reduction of 6.1% (608 GWh) in the volume of purchased energy;

(iii)          Increase of 7.4% (R$ 34 million) in the cost of energy from Itaipu, due to the increase of 10.8% in the average purchase price (from R$ 180.93/MWh in 3Q16 to R$ 200.53/MWh in 3Q17), partially offset by the reduction of 3.1% (79 GWh) in the volume of purchased energy;

(iv)         Increase of R$ 19 million in the cost of energy purchased in the short term and Proinfa, mainly due to the higher average PLD (from R$ 116.01/MWh in 3Q16 to R$ 436.20/MWh in 3Q17, in the Southeast/Midwest submarket, and from R$ 112.05/MWh in 3Q16 to R$ 436.20/MWh in 3Q17, in the South submarket), despite the reduction in the average purchase price of Proinfa (from R$ 308.22/MWh in 3Q16 to R$ 246.10/MWh in 3Q17);

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Partially offset by:

(v)          Increase of 59.6% (R$ 128 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

•      Charges for the use of the transmission and distribution system reached R$ 455 million in 3Q17, representing an increase of 61.9% (R$ 174 million), due to the following factors:

(i)            Acquisition of RGE Sul (R$ 86 million);

(ii)           Increase of 114.2% (R$ 205 million) in charges for basic network;

(iii)          Increase of 313.3% (R$ 42 million) in the Itaipu transmission charges;

(iv)         Increase of 133.5% (R$ 7 million) in the Energy Reserve Charges – EER;

(v)          Increase of 41.4% (R$ 3 million) in the usage of the distribution system charges;

Partially offset by:

(vi)         Variation of R$ 160 million in the System Service Usage Charges – ESS, from an expense of R$ 85 million in 3Q16 to a revenue of R$ 76 million in 3Q17;

(vii)        Increase of 31.2% (R$ 9 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

10.1.1.5) Operating Costs and Expenses

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating costs and expenses reached R$ 1,145 million in 3Q17, compared to R$ 934 million in 3Q16, an increase of 51.4% (R$ 481 million), due to the following factors:

PMSO

PMSO reached R$ 600 million in 3Q17, an increase of 27.8% (R$ 130 million), compared to R$ 470 million in 3Q16. Disregarding the acquisition of RGE Sul, PMSO would increase 11.2% (R$ 52 million).

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Reported PMSO (R$ million)
	3Q17	3Q16	Variation		9M17	9M16	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(215)	(167)	(48)	28.7%	(669)	(508)	(161)	31.6%
Material	(43)	(33)	(11)	33.0%	(124)	(90)	(34)	37.6%
Outsourced Services	(212)	(164)	(48)	29.3%	(618)	(467)	(151)	32.3%
Other Operating Costs/Expenses	(130)	(106)	(24)	22.2%	(453)	(396)	(57)	14.4%
Allowance for doubtful accounts	(33)	(33)	(1)	2.4%	(119)	(127)	7	-5.8%
Legal, judicial and indemnities expenses	(19)	(29)	9	-32.1%	(120)	(126)	6	-4.7%
Others	(77)	(45)	(32)	71.0%	(213)	(143)	(70)	49.2%
Total Reported PMSO	(600)	(470)	(130)	27.8%	(1,864)	(1,462)	(403)	27.5%

PMSO RGE Sul
Personnel	(36)				(117)
Material	(7)				(23)
Outsourced Services	(31)				(93)
Other Operating Costs/Expenses	(4)				(60)
Allowance for doubtful accounts	(8)				(22)
Legal, judicial and indemnities expenses	30				6
Others	(26)				(44)
Total PMSO RGE Sul	(78)				(294)

PMSO (-) RGE Sul
Personnel	(179)	(167)	(12)	7.2%	(552)	(508)	(43)	8.5%
Material	(36)	(33)	(4)	10.8%	(101)	(90)	(11)	12.0%
Outsourced Services	(181)	(164)	(17)	10.5%	(525)	(467)	(58)	12.4%
Other Operating Costs/Expenses	(126)	(106)	(20)	18.6%	(393)	(396)	3	-0.7%
Allowance for doubtful accounts	(26)	(33)	7	-20.9%	(97)	(127)	29	-23.2%
Legal, judicial and indemnities expenses	(49)	(29)	(20)	70.9%	(127)	(126)	(0)	0.2%
Others	(51)	(45)	(6)	13.8%	(169)	(143)	(26)	18.3%
Total PMSO (-) RGE Sul	(522)	(470)	(52)	11.2%	(1,571)	(1,462)	(109)	7.5%

Personnel – increase of 28.7% (R$ 48 million), mainly due to the acquisition of RGE Sul (R$ 36 million), of the collective bargaining agreement effects (R$ 7 million) and others (R$ 5 million);

Material – increase of 33.0% (R$ 11 million), mainly due to the acquisition of RGE Sul (R$ 7 million), the replacement of material to the maintenance of lines and grid (R$ 2 million) and others (R$ 2 million);

Outsourced services – increase of 29.3% (R$ 48 million), mainly due to the following items: acquisition of RGE Sul (R$ 31 million), lines, grid and substations maintenance service (R$ 4 million), hardware/software maintenance (R$ 3 million), tree pruning (R$ 3 million), meter reading and use (R$ 2 million), machinery and equipment maintenance (R$ 2 million), collection actions (R$ 1 million), outsourced services (R$ 1 million) and Call Center (R$ 1 million);

Other operating costs/expenses – increase of 22.2% (R$ 24 million), mainly due to the following factors: acquisition of RGE Sul (R$ 4 million), legal and judicial expenses (R$ 20 million) and other expenses (R$ 7 million). These effects were partially offset by the reduction in the allowance for doubtful accounts (R$ 7 million).

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Other operating costs and expenses

Other operating costs and expenses reached R$ 814 million in 3Q17, compared to R$ 464 million in 3Q16, registering an increase of 75.4% (R$ 350 million), with the variations below:

(i) Acquisition of RGE Sul (R$ 149 million);

(ii)       Increase of 62.1% (R$ 186 million) in cost of building the concession´s infrastructure. This item, which reached R$ 485 million in 3Q17, does not affect results, since it has its counterpart in “operating revenue”;

(iii) Increase of 21.6% (R$ 26 million) in Depreciation and Amortization item;
(iv) Increase of 10.2% (R$ 2 million) in Private Pension Fund item, due to the registration of the impacts of the 2017 actuarial report;
Parcialmente compensados por:
(v) Reduction of 89.9% (R$ 14 million) in Amortization of Acquisition Goodwillitem.

10.1.1.6) EBITDA

EBITDA totaled R$ 488 million in 3Q17, registering an increase of 13.3% (R$ 57 million).

Conciliation of Net Income and EBITDA (R$ million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Net income	91	52	75.9%	284	427	-33.5%
Depreciation and Amortization	190	142		569	422
Financial Results	130	194		478	350
Income Tax /Social Contribution	77	44		235	274
EBITDA	488	431	13.3%	1,566	1,473	6.4%

10.1.1.7) Financial Result

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item. However, the impacts caused by the acquisition of RGE Sul in CPFL Energia’s results (due to the reduction in Cash and increase in Indebtedness for acquisition funding, among others) were not excluded in our analyzes.

In 3Q17, the net financial result recorded a net financial expense of R$ 130 million, a reduction of 32.6% (R$ 63 million).

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Financial Result (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Revenues
Income from Financial Investments	41	103	-59.8%	189	274	-30.9%
Additions and Late Payment Fines	60	56	7.8%	201	169	18.5%
Fiscal Credits Update	5	6	-12.5%	7	17	-60.5%
Judicial Deposits Update	14	9	51.1%	39	26	52.3%
Monetary and Foreign Exchange Updates	8	27	-68.9%	26	68	-61.2%
Discount on Purchase of ICMS Credit	4	2	93.5%	9	13	-31.0%
Sectoral Financial Assets Update	(1)	(6)	-81.4%	-	51	-100.0%
PIS and COFINS - over Other Financial Revenues	(7)	(18)	-59.3%	(28)	(33)	-15.5%
Others	9	7	29.4%	29	32	-9.5%
Total	132	184	-28.5%	472	617	-23.4%

Expenses
Debt Charges	(144)	(169)	-14.8%	(492)	(503)	-2.1%
Monetary and Foreign Exchange Updates	(73)	(178)	-58.9%	(322)	(383)	-16.0%
(-) Capitalized Interest	5	3	59.7%	14	9	63.1%
Sectoral Financial Liabilities Update	(30)	(1)	2951.3%	(81)	(17)	368.1%
Others	(20)	(33)	-39.7%	(69)	(72)	-3.7%
Total	(262)	(378)	-30.6%	(950)	(966)	-1.7%

Financial Result	(130)	(194)	-32.7%	(478)	(350)	36.5%

Financial Result (without RGE Sul) (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Revenues
Income from Financial Investments	38	103	-62.7%	176	274	-35.6%
Additions and Late Payment Fines	48	56	-13.0%	158	169	-6.7%
Fiscal Credits Update	5	6	-12.5%	7	17	-60.5%
Judicial Deposits Update	13	9	42.3%	37	26	43.2%
Monetary and Foreign Exchange Updates	9	27	-67.3%	26	68	-61.7%
Discount on Purchase of ICMS Credit	4	2	93.5%	9	13	-31.0%
Sectoral Financial Assets Update	(1)	(6)	-81.4%	-	51	-100.0%
PIS and COFINS - over Other Financial Revenues	(7)	(18)	-	(28)	(33)	-15.5%
Others	8	7	15.2%	24	32	-23.0%
Total	116	184	-37.1%	410	617	-33.5%

Expenses
Debt Charges	(112)	(169)	-33.6%	(384)	(503)	-23.7%
Monetary and Foreign Exchange Updates	(64)	(178)	-64.2%	(304)	(383)	-20.6%
(-) Capitalized Interest	5	3	36.7%	12	9	35.3%
Sectoral Financial Liabilities Update	(25)	(1)	2403.3%	(62)	(17)	262.0%
Others	(13)	(33)	-60.9%	(56)	(72)	-22.6%
Total	(209)	(378)	-44.6%	(794)	(966)	-17.8%

Financial Result	(93)	(194)	-51.8%	(384)	(350)	9.8%

The items explaining these changes are as follows:

•        Financial Revenue: reduction of 28.5% (R$ 52 million), from R$ 184 million in 3Q16 to R$ 132 million in 3Q17, mainly due to the following factors:

(i)          Reduction of 62.7% (R$ 64 million) in the income from financial investments, due to the lower average balance of investments and the fall of CDI interbank rate;

(ii)         Reduction of 67.3% (R$ 18 million) in adjustments for inflation and exchange rate changes, due to the reduction of R$ 13 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers and the reduction of R$ 10 million in the adjustment of the balance of tariff subsidies, as determined by Aneel; partially offset by the increase of R$ 5 million in other adjustments for inflation and exchange rate changes;

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(iii) Reduction of 13.0% (R$ 7 million) in late payment interest and fines;
(iv) Reduction of 12.5% (R$ 1 million) in fiscal credits update;
Partially offset by:
(v) Acquisition of RGE Sul (R$ 16 million);
(vi) Reduction of 59.3% (R$ 11 million) in PIS and Cofins on financial revenues (revenue reducer);
(vii) Reduction of 81.4% (R$ 5 million) in sectoral financial assets update (revenue reducer);
(viii) Increase of 42.3% (R$ 4 million) in adjustments for inflation of escrow deposits;
(ix) Increase of 93.5% (R$ 2 million) in the discount on purchase of ICMS credit;
(x) Increase of 15.2% (R$ 1 million) in other financial revenues.

•        Financial Expense: reduction of 30.6% (R$ 116 million), from R$ 378 million in 3Q16 to R$ 262 million in 3Q17, mainly due to the following factors:

(i)       Reduction of 64.2% (R$ 115 million) in adjustments for inflation and exchange rate changes, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 69 million); (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 37 million); and (c) the effect of exchange variation in Itaipu invoices (R$ 9 million);

(ii) Reduction of 33.6% (R$ 57 million) in interest on debt in local currency;
(iii) Reduction of 60.9% (R$ 20 million) in other financial expenses;
(iv) Increase of 36.7% (R$ 1 million) in capitalized interest (expense reducer);
Partially offset by:
(v) Acquisition of RGE Sul (R$ 53 million);
(vi) Increase of R$ 24 million in the sectoral financial liabilities update.

10.1.1.8) Net Income

In 3Q17, a Net Income of R$ 91 million was registered, an increase of 75.9% (R$ 39 million) if compared to the Net Income of R$ 52 million observed in 3Q16.

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10.1.2) Tariff events

Reference dates

Tariff Process Dates
Disco	Date
CPFL Santa Cruz	March 22nd*
CPFL Leste Paulista	March 22nd*
CPFL Jaguari	March 22nd*
CPFL Sul Paulista	March 22nd*
CPFL Mococa	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Paulista	Every 5 years	April 2018	4th PTRC
RGE Sul	Every 5 years	April 2018	4th PTRC
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPF Leste Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Jaguari	Every 5 years	March 2021*	5th PTRC
CPFL Sul Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Mococa	Every 5 years	March 2021*	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the revision dates have been changed to March 22. The date previously used for the adjustments of these distributors was February 3.

Annual tariff adjustments occurred in March 2017

	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,211	2,210	2,213	2,209	2,212
Adjustment	-1.28%	0.77%	2.05%	1.63%	1.65%
Parcel A	0.88%	1.26%	3.26%	0.44%	2.78%
Parcel B	0.48%	1.92%	0.62%	0.53%	0.67%
Financial Components	-2.65%	-2.41%	-1.83%	0.66%	-1.80%
Effect on consumer billings	-10.37%	-3.28%	-8.41%	-4.15%	-2.56%
Date of entry into force	3/22/2017	3/22/2017	3/22/2017	3/22/2017	3/22/2017

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Annual tariff adjustments occurred in April, June and October 2017

	CPFL Paulista	RGE Sul	RGE	Piratininga
Ratifying Resolution	2,217	2,218	2,252	2,314
Adjustment	-0.80%	-0.20%	3.57%	7.69%
Parcel A	1.37%	2.32%	2.17%	6.78%
Parcel B	0.76%	0.63%	0.20%	-0.45%
Financial Components	-2.93%	-3.15%	1.21%	1.37%
Effect on consumer billings	-10.50%	-6.43%	5.00%	17.28%
Date of entry into force	4/8/2017	4/19/2017	6/19/2017	10/23/2017

10.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indexes[1]
Distributor	SAIDI (hours)								SAIFI (interruptions)
	2013	2014	2015	2016	1Q17	2Q17	3Q17	ANEEL[1]	2013	2014	2015	2016	1Q17	2Q17	3Q17	ANEEL[1]
CPFL Paulista	7.14	6.93	7.76	7.62	7.33	7.23	7.37	7.50	4.73	4.88	4.89	5.00	4.89	4.94	5.10	6.53
CPFL Piratininga	7.44	6.98	7.24	6.97	8.82	7.45	7.22	6.93	4.58	4.19	4.31	3.80	4.28	4.56	4.52	6.04
RGE	17.35	18.77	15.98	14.44	14.43	13.88	14.42	12.15	9.04	9.14	8.33	7.56	7.82	7.57	7.85	9.10
RGE Sul	14.07	17.75	19.11	19.45	17.34	16.24	16.34	11.38	7.39	8.87	8.42	9.41	8.84	8.36	8.23	9.10
CPFL Santa Cruz	6.97	6.74	8.46	5.65	5.38	5.23	5.09	9.25	6.82	5.29	6.34	4.09	3.79	3.88	3.76	8.76
CPFL Jaguari	5.92	5.41	6.93	7.10	7.81	7.26	6.33	8.00	5.43	4.32	4.61	6.13	7.34	6.95	5.47	8.00
CPFL Mococa	4.86	6.88	7.04	10.56	10.30	9.73	6.07	10.19	4.93	7.31	5.92	6.63	6.33	6.04	6.02	8.79
CPFL Leste Paulista	7.58	8.48	7.92	8.01	8.19	8.44	8.02	9.79	6.33	6.30	5.67	5.73	5.69	6.45	6.20	8.49
CPFL Sul Paulista	9.08	9.69	11.51	15.20	12.62	11.11	10.05	10.45	6.71	7.03	9.47	11.76	9.98	9.50	8.92	8.72

1) Regulatory Agency (ANEEL) Limit – 2017.

In 2016, CPFL Piratininga and CPFL Mococa were impacted by energy disconnections originated from the Transmission company (External Supply), in a volume higher than the historical, but in recent periods the SAIDI indicator is showing an improving trend of results.

RGE Sul’s and CPFL Sul Paulista’s SAIDIs registered an improvement  in 3Q17 indicators, when compared to 2016 demonstrating the effectiveness of maintenance and improvement works, and also because, in 9M17, we have more favorable weather conditions than in 2016, when we were still suffering the effects of what was considered the strongest El Niño of the last 15 years.

The SAIFI indicator was kept below regulatory limits in all companies (except CPFL Sul Paulista, but with a tendency to enter the target until the end of 2017), reflecting the effectiveness of the maintenance performed and the constant investments in improvements and modernization carried out by CPFL.

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Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Technical Losses					Non-Technical Losses					Total Losses
	4Q16	1Q17	2Q17	3Q17	ANEEL[2]	4Q16	1Q17	2Q17	3Q17	ANEEL[2]	4Q16	1Q17	2Q17	3Q17	ANEEL[2]
CPFL Energia	6.30%	6.31%	6.34%	6.36%	6.39%	3.00%	2.92%	2.64%	2.81%	1.81%	9.31%	9.23%	8.97%	9.16%	8.20%
CPFL Paulista	6.22%	6.17%	6.21%	6.18%	6.32%	3.36%	3.49%	3.24%	3.35%	1.98%	9.58%	9.66%	9.45%	9.53%	8.30%
CPFL Piratininga	5.14%	5.31%	5.37%	5.45%	5.52%	2.16%	2.20%	2.07%	2.08%	1.45%	7.30%	7.52%	7.44%	7.53%	6.97%
RGE	7.32%	7.37%	7.39%	7.44%	7.28%	2.72%	2.50%	1.77%	1.91%	1.81%	10.04%	9.87%	9.16%	9.35%	9.09%
RGE Sul	6.83%	6.70%	6.66%	6.73%	6.75%	3.85%	3.02%	3.00%	3.59%	2.20%	10.67%	9.72%	9.67%	10.33%	8.95%
CPFL Santa Cruz	8.65%	8.68%	9.07%	8.97%	7.76%	1.17%	1.31%	0.21%	0.93%	0.51%	9.82%	9.98%	9.28%	9.90%	8.27%
CPFL Jaguari	3.40%	3.39%	3.47%	3.54%	4.28%	1.23%	1.01%	0.16%	0.29%	0.41%	4.63%	4.40%	3.64%	3.83%	4.69%
CPFL Mococa	7.50%	7.34%	7.42%	7.65%	8.17%	2.80%	3.18%	3.04%	3.08%	0.57%	10.29%	10.52%	10.46%	10.73%	8.74%
CPFL Leste Paulista	8.39%	8.39%	8.34%	8.16%	7.99%	2.49%	2.18%	1.69%	1.46%	0.82%	10.88%	10.57%	10.03%	9.62%	8.81%
CPFL Sul Paulista	8.35%	8.25%	8.24%	8.25%	5.94%	1.74%	1.97%	1.62%	1.81%	0.22%	10.08%	10.22%	9.86%	10.05%	6.16%

1) The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded.

2) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

The consolidated losses index of CPFL Energia, already considering RGE Sul in the historical series, was of 9.16% in 3Q17, compared to 8.98% in 3Q16, an increase of 0.18 p.p. Disregarding RGE Sul, the consolidated losses index of CPFL Energia would be of 8.98% in 3Q17, compared to 8.84% in 3Q16, an increase of 0.14 p.p.

Find below how was performance of losses in low voltage market:

12-month Accumulated Losses - LV1	Non-technical Losses / LV
	4Q16	1Q17	2Q17	3Q17	ANEEL[2]
CPFL Paulista	7.91%	8.23%	7.65%	7.93%	4.61%
CPFL Piratininga	6.10%	6.21%	5.85%	5.89%	3.90%
RGE	6.71%	6.18%	4.36%	4.73%	4.41%
RGE Sul	9.23%	7.15%	7.11%	8.54%	4.91%
CPFL Santa Cruz	2.36%	2.64%	0.42%	1.88%	0.98%
CPFL Jaguari	4.93%	4.10%	0.66%	1.17%	1.60%
CPFL Mococa	4.94%	5.64%	5.42%	5.52%	0.98%
CPFL Leste Paulista	4.48%	3.96%	3.07%	2.65%	1.46%
CPFL Sul Paulista	3.76%	4.27%	3.48%	3.89%	0.46%

1) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

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10.2) Commercialization and Services Segments

10.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Net Operating Revenue	986	561	75.9%	1,478	2,370	-37.6%
EBITDA(1)	42	55	-23.9%	104	117	-11.6%
Net Income	26	39	-34.3%	73	61	20.0%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 3Q17, net operating revenue reached R$ 986 million, representing an increase of 75.9% (R$ 425 million).

EBTIDA

In 3Q17, EBITDA totaled R$ 42 million, compared to R$ 55 million in 3Q16, a decrease of 23.9% (R$ 13 million).

Net Income

In 3Q17, net income amounted to R$ 26 million, compared to R$ 39 million in 3Q16, a decrease of 34.3% (R$ 13 million).

10.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Net Operating Revenue	164	118	38.9%	387	298	29.9%
EBITDA(1)	21	24	-15.0%	61	61	-0.5%
Net Income	13	18	-28.0%	38	41	-7.2%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 3Q17, net operating revenue reached R$ 164 million, representing an increase of 38.9% (R$ 46 million).

EBITDA

In 3Q17, EBITDA totaled R$ 21 million, compared to R$ 24 million in 3Q16, a decrease of 15%.

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Net Income

In 3Q17, net income amounted to R$ 13 million, compared to R$ 18 million in 3Q16, a decrease of 28.0% (R$ 5 million).

10.3) Conventional Generation Segment

10.3.1) Economic-Financial Performance

Nota:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

10.3.1.1) Operating Revenue

In 3Q17, Gross Operating Revenue reached R$ 322 million, an increase of 13.9% (R$ 39 million) in relation to 3Q16.

The variation in the gross operating revenue is mainly due to the following factors:

  Increase of  power supply revenue from Serra da Mesa HPP (R$ 7 million), justified by the  increases in Furnas power supply revenue;
  Increase in the power supply to CPFL Paulista and CPFL Piratininga of energy from Barra Grande HPP (Baesa) (R$ 3 million);
  Increase of revenue from the plants of Rio das Antas Complex (Ceran) (R$ 7 million), due to the increase in volume of energy sold (7.9%), together with contracts price adjustment;
  Other revenues, from the GSF compensation agreement (R$ 23 million).

Net Operating Revenue reached R$ 293 million, registering an increase of 14.2% (R$ 36 million) in relation to 3Q16.

10.3.1.2) Cost of Electric Power

In 3Q17, the cost of electric power reached R$ 49 million, an increase of 113.0% (R$ 26 million), when compared to the same period of the previous year, due mainly to the following factors:

•         Increase of 153.0% (R$ 25 million) in the cost with Electric Energy Purchased for Resale, mainly due to the following factors:

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               (i)       Increase of R$ 21 million in the energy costs from the plants of Rio das Antas Complex (Ceran), due to the increase in the volume of energy purchased in 150%, together with an increase in price of purchased energy (higher average PLD);

              (ii)       In CPFL Geração, increase in the cost of energy from Barra Grande HPP (Baesa) (R$ 9 million) due to the increase in the energy purchase average price in 60%.

•         Increase of 13.0% in the cost with Charges for the Use of the Transmission and Distribution System (R$ 1 million).

10.3.1.3) Operating Costs and Expenses

In 3Q17, operating costs and expenses reached R$ 56 million, compared to R$ 54 million in 3Q16, an increase of 3.1% (R$ 2 million), due to the variations in:

     (i)       PMSO item, that reached R$ 24 million in 3Q17, compared to R$ 22 million in 3Q16, registering an increase of 7.6% (R$ 2 million). The table below lists the main variation in PMSO:

PMSO (R$ million)
	3Q17	3Q16	Variation	9M17	9M16	Variation
			%			%
PMSO
Personnel	(8.7)	(8.0)	8.1%	(28.6)	(27.2)	4.9%
Material	(2.5)	(0.7)	272.3%	(3.7)	(2.1)	76.6%
Outsourced Services	(4.7)	(4.7)	0.4%	(19.6)	(14.9)	31.5%
Other Operating Costs/Expenses	(8.3)	(9.1)	-8.6%	(26.9)	(31.2)	-13.7%
GSF Risk Premium	(1.8)	(4.1)	-56.3%	(5.4)	(5.4)	-
Others	(6.5)	(4.9)	31.6%	(21.5)	(25.8)	-16.5%
Total PMSO	(24.1)	(22.4)	7.6%	(78.8)	(75.4)	4.5%

This variation is explained mainly by the following factors:

                      i.        Increase of 8.1% (R$ 1 million) in Personnel expenses, mainly due to Collective labor agreement – wages and benefits;

                     ii.        Increase of R$ 2 million in expenses with Material in the controlled company Ceran, due to an increase in expenses with material for plant maintenance;

Partially offset by:

                    iii.        Reduction of 8.6% (R$ 1 million) in Other Operating Costs/Expenses.

    (ii)       Maintenance of Depreciation and Amortization.

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10.3.1.4) Equity Income

Equity Income (R$ Million)
	3Q17	3Q16	Var. R$	Var. %	9M17	9M16	Var. R$	Var. %
Projects
Barra Grande HPP	9	0	8	100.0%	12	8	4	46.6%
Campos Novos HPP	26	31	(5)	-15.1%	89	84	5	5.7%
Foz do Chapecó HPP	34	27	7	27.8%	94	65	29	45.1%
Epasa TPP	21	11	10	91.2%	58	44	14	31.4%
Total	90	69	21	30.8%	253	201	52	25.8%

In 3Q17, Equity Income result reached R$ 90 million, compared to R$ 69 million in 3Q16, an increase of 30.8% (R$ 21 million).

Equity Income (R$ Million)
BAESA	3Q17	3Q16	Var. R$	Var. %	9M17	9M16	Var. R$	Var. %
Net Revenue	31	13	18	135.2%	61	45	15	33.5%
Operating Costs / Expenses	(14)	(6)	(9)	143.2%	(29)	(13)	(16)	128.6%
Deprec. / Amortization	(3)	(3)	0	-0.2%	(10)	(10)	0	-2.0%
Net Financial Result	(1)	(1)	0	-41.5%	(3)	(4)	1	-31.5%
Income Tax	(5)	(0)	(5)	4024.3%	(7)	(4)	(2)	54.8%
Net Income	9	0	8	4922.9%	12	8	4	46.6%

Equity Income (R$ Million)
ENERCAN	3Q17	3Q16	Var. R$	Var. %	9M17	9M16	Var. R$	Var. %
Net Revenue	71	69	2	2.2%	212	204	7	3.6%
Operating Costs / Expenses	(27)	(15)	(12)	79.0%	(65)	(51)	(15)	28.8%
Deprec. / Amortization	(6)	(7)	0	-2.0%	(19)	(20)	0	-1.9%
Net Financial Result	(1)	(4)	3	-63.7%	(8)	(13)	5	-40.0%
Income Tax	(14)	(16)	2	-13.4%	(46)	(43)	(3)	5.9%
Net Income	26	31	(5)	-15.1%	89	84	5	5.7%

Equity Income (R$ Million)
FOZ DO CHAPECO	3Q17	3Q16	Var. R$	Var. %	9M17	9M16	Var. R$	Var. %
Net Revenue	106	104	2	2.0%	313	296	18	6.0%
Operating Costs / Expenses	(20)	(22)	2	-7.5%	(62)	(60)	(2)	3.1%
Deprec. / Amortization	(16)	(16)	0	-1.0%	(49)	(49)	0	-0.9%
Net Financial Result	(15)	(16)	1	-7.8%	(44)	(48)	4	-7.9%
Income Tax	(18)	(13)	(4)	33.1%	(51)	(33)	(18)	56.3%
Net Income	34	27	7	27.8%	94	65	29	45.1%

Equity Income (R$ Million)
EPASA	3Q17	3Q16	Var. R$	Var. %	9M17	9M16	Var. R$	Var. %
Net Revenue	130	51	79	154.9%	283	196	87	44.5%
Operating Costs / Expenses	(97)	(30)	(67)	224.8%	(191)	(118)	(73)	62.3%
Deprec. / Amortization	(4)	(4)	0	-0.1%	(13)	(13)	0	-0.5%
Net Financial Result	(3)	(3)	0	-13.8%	(8)	(10)	2	-17.4%
Income Tax	(5)	(3)	(3)	93.4%	(13)	(11)	(2)	16.8%
Net Income	21	11	10	91.2%	58	44	14	31.4%

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10.3.1.5) EBITDA

In 3Q17, EBITDA was of R$ 310 million, compared to R$ 280 million in 3Q16, an increase of 10.8% (R$ 30 million).

Conciliation of Net Income and EBITDA (R$ million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Net Income	175	113	54.4%	449	344	30.4%
Depreciation and Amortization	31	31		92	93
Financial Result	64	113		266	284
Income Tax /Social Contribution	41	22		97	74
EBITDA	310	280	10.8%	904	795	13.7%

10.3.1.6) Financial Result

Financial Result (Adjusted - R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Revenues
Income from Financial Investments	11	30	-61.8%	67	62	7.1%
Fiscal Credits Update	0	1	-58.8%	0	3	-82.1%
Monetary and Foreign Exchange Updates	12	2	716.1%	23	62	-62.2%
PIS and COFINS - over Other Financial Revenues	(1)	(2)	-59.4%	(3)	(3)	-2.4%
Others	2	4	-58.6%	2	8	-74.2%
Total	25	35	-28.0%	89	132	-32.0%

Expenses
Debt Charges	(76)	(124)	-38.6%	(288)	(357)	-19.3%
Monetary and Foreign Exchange Updates	(11)	(20)	-43.4%	(60)	(37)	62.0%
Use of Public Asset	(1)	(4)	-75.0%	(5)	(12)	-62.6%
Others	(1)	(1)	-36.8%	(3)	(9)	-68.3%
Total	(89)	(149)	-40.2%	(355)	(415)	-14.4%

Financial Result	(64)	(113)	-44.0%	(266)	(284)	-6.3%

In 3Q17, the financial result was a net expense of R$ 64 million, representing a decrease of 44.0% (R$ 50 million), compared to net financial expenses of R$ 113 million registered in 3Q16.

•         Financial Revenues moved from R$ 35 million in 3Q16 to R$ 25 million in 3Q17, a decrease of 28.0% (R$ 10 million), due to:

✓  Decrease of 61.8% (R$ 19 million) in income from financial investments;

✓  Reduction of 58.6% (R$ 3 million) in other effects (R$ 3 million);

✓  Increase of R$ 11 million in monetary and foreign exchange updates, from a revenue of R$ 2 million in 3Q16 to a revenue of R$ 12 million in 3Q17, due to the gain with the zero-cost collar derivative3;

3 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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•         Financial Expenses moved from R$ 149 million in 3Q16 to R$ 89 million in 3Q17, a decrease of 40.2% (R$ 60 million), due to:

✓  Reduction of 38.6% (R$ 48 million) in debt charges, mainly due to the reduction in the CDI interbank rate;

✓  Reduction of 43.4% (R$ 9 million) in monetary and foreign exchange updates;

✓  Reduction of 75.0% (R$ 3 million) in expenses of the Use of Public Asset (UBP).

10.3.1.7) Net Income

In 3Q17, net income was of R$ 175 million, compared to a net income of R$ 113 million in 3Q16, an increase of 54.4%.

10.4) CPFL Renováveis

10.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Million)
	3Q17	3Q16	Var. %	9M17	9M16	Var. %
Gross Operating Revenue	631	539	17.1%	1,504	1,233	22.0%
Net Operating Revenue	597	508	17.6%	1,416	1,169	21.1%
Cost of Electric Pow er	(82)	(59)	38.4%	(219)	(143)	53.3%
Operating Costs & Expenses	(265)	(242)	9.6%	(791)	(704)	12.3%
EBIT	250	206	21.1%	406	322	26.0%
EBITDA (1)	408	345	18.2%	867	729	19.0%
Financial Income (Expense)	(120)	(132)	-8.7%	(376)	(394)	-4.4%
Income Before Taxes	130	75	73.6%	29	(72)	0.0%
Net Income	106	52	104.2%	(21)	(112)	-81.5%
Note:
(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

10.4.1.1) Variations in the Income Statement of CPFL Renováveis

In 3Q17, CPFL registered an EBITDA 18.2% higher compared to 3Q16. The variations in the Income Statement are mainly due to the factors below:

•         Commercial start-up of Pedra Cheirosa Complex wind farms in June 2017 (48.3 MW);

•         Commercial start-up of Campo dos Ventos and São Benedito Complexes wind farms, gradually, over 2016 (231.0 MW);

•         Seasonalization of the energy sales contracts and the energy sales strategy in the Compensation Mechanism of Surpluses and Deficits (MCSD).

10.4.1.2) Operating Revenue

Gross Operating Revenue reached R$ 631 million in 3Q17, representing an increase of 17.1% (R$ 92 million).

Net Operating Revenue reached R$ 597 million in 3Q17, representing an increase of 17.6% (R$ 89 million). This increase is mainly due to the following factors:

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     Wind Source (R$ 74 million):

(i)    Commercial start-up of the Campo dos Ventos, São Benedito and Pedra Cheirosa wind complexes, partially offset by the lower volume of energy generated mainly in the farms of Ceará;

(ii)   Positive effect in 3Q17 of the new energy decontracting auction through MCSD, since the free market contract price was higher than the contract price in the regulated market for the eight wind farms that participated in this auction. In addition, the energy surplus of some of these farms in 3Q17 was settled to PLD.

Biomass Source (R$ 9 million):

(iii)  As from 1Q17, biomass revenue (excluding plants with an energy sale agreement in the regulated market – Bio Pedra, Bio Ester and Bio Formosa) started being recognized based on the seasonal adjustment of the physical guarantee of agreements, while a portion of biomass generation in 2016 was recognized based on generation.

10.4.1.3) Cost of Electric Power

In 3Q17, Cost of Electric Power was of R$ 82 million, representing an increase of 38.4% (R$ 23 million). This increase is due to the following factors:

•         Increase of 61.3% in the cost with Electric Energy Purchased for Resale, mainly due to the purchase of energy to meet the exposure in the spot market and hedge;

•         Acknowledgment of contractual indemnity and one-year and four-year verifications of energy sales contracts that occurred in 2016 but didn’t occurred in 2017.

10.4.1.4) Operating Costs and Expenses

In 3Q17, Operating Costs and Expenses reached R$ 265 million, representing an increase of 9.6% (R$ 23 million). The main factors were:

•         PMSO item, which reached R$ 107 million, an increase of 3.7% (R$ 4 million).

The table below shows a summary of the main variations in PMSO:

PMSO (R$ million)
	3Q17	3Q16	Variation		9M17	9M16	Variation
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(26)	(23)	(3)	14.7%	(72)	(64)	(8)	12.6%
Material	(9)	(2)	(7)	306.8%	(17)	(7)	(10)	140.6%
Outsourced Services	(46)	(47)	1	-2.6%	(147)	(133)	(14)	10.6%
Other Operating Costs/Expenses	(26)	(31)	5	(0.2)	(94)	(94)	(0)	0.2%
GSF Risk Premium	(1)	(1)	1	-	(1)	(1)	-	-
Others	(25)	(30)	5	-15.5%	(93)	(93)	(0)	0.2%
Total PMSO	(107)	(104)	(4)	3.7%	(329.7)	(297.6)	(32)	10.8%

This variation is explained mainly by the following factors:

                  (i)       Personnel: Increase of 14.7% (R$ 3 million), as a result of the higher number of employees. In 3Q17, 45 ex-employees from Suzlon were hired to continue O&M operations of wind turbines of Ceará’s wind farms.

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10.4.1.5) EBITDA

In 3Q17, EBITDA was of R$ 408 million, compared to R$ 345 million in 3Q16, an increase of 18.2% (R$ 63 million). These results are basically due to the higher net revenue resulting mainly from the start-up of new assets and the seasonalization of energy sales contracts, the strategy to sell energy in the MCSD and the maintenance of generation costs. This result was partially offset by the write-off of accounts receivable from Suzlon and the write-off of assets from biomass totaling R$ 8 million in 3Q17.

Conciliation of Net Income and EBITDA (R$ million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Net income	106	52	104.2%	(21)	(112)	-81.5%
Amortization	158	138		462	407
Financial Results	120	132		376	394
Income Tax /Social Contribution	24	23		50	40
EBITDA	408	345	18.2%	867	729	19.0%

10.4.1.6) Financial Result

Financial Result (Adjusted - R$ Million)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Revenues
Income from Financial Investments	33	26	23.2%	100	82	22.1%
Late payment interest and fines	0	1	-89.8%	1	3	-67.4%
Judicial Deposits Update	0	0	8.1%	0	1	-41.8%
Monetary and Foreign Exchange Updates	0	1	-87.7%	0	2	-77.3%
PIS and COFINS - over Other Financial Revenues	(1)	(1)	-15.4%	(4)	(4)	-6.2%
Others	3	6	-44.1%	10	15	-36.0%
Total	35	33	5.2%	107	98	9.4%
Expenses
Debt Charges			-7.8%			-0.7%
	(139)	(151)		(432)	(436)
Monetary and Foreign Exchange Updates	(17)	(22)	-24.9%	(53)	(63)	-15.7%
(-) Capitalized Interest	28	44	-36.3%	28	44	-36.3%
Others	(2)	(7)	-65.7%	(26)	(37)	-29.7%
Total	(130)	(137)	-4.5%	(483)	(491)	-1.6%
Financial Result	(95)	(103)	-7.7%	(376)	(394)	-4.4%

In 3Q17, net Financial Result was an expense of R$ 95 million, representing a decrease of 7.7% (R$ 8 million) compared to 3Q16.

The main factor that affected the financial revenue (increase of R$ 3 million) was:

            (i)        Higher average cash balance in the period (R$ 1,562 million in 3Q17 vs. R$ 953 million in 3Q16), partially offset by the lower interest rate (CDI Interbank Rate).

The main factor that affected the financial expense (decrease of R$ 7 million) was:

           (ii)        The accelerated growth in the Company's assets portfolio is naturally associated with long-term debt, which, as new capacity comes into operation or the acquisitions are consolidated in CPFL Renováveis, increase its financial expenses, affecting its net results. On the other hand, the growth of the portfolio also provides an increase in the generation of operational cash and value for the Companies.

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10.4.1.7) Net Income

In 3Q17, Net Income was of R$ 106 million, compared to a Net Income of R$ 52 million in 3Q16, an increase of 104.2% (R$ 54 million), due to the higher net revenue in the period, partially offset by the higher energy generation cost due basically to the higher operating portfolio and the write-offs in the period as already mentioned.

10.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% participation) totaled 2,103 MW of operating installed capacity and 30 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there is 1 SHPP (30 MW).

Additionally, CPFL Renováveis owns wind, solar and SHPP projects under development totaling 2,224 MW, representing a total portfolio of 2,564 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,309	1	2,103
Under construction	30	-	-	-	30
Under development	242	-	1,982	340	2,564
Total	695	370	3,291	341	4,697

Boa Vista II SHPP

The Boa Vista II SHPP, project located in the State of Minas Gerais, is scheduled to start operating in 1Q20. The installed capacity is of 29.9 MW and the physical guarantee is of 14.8 average-MW. Energy was sold through a long-term contract in the 2015 A-5 new energy auction (price: R$ 233.59/MWh – September 2017).

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11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2017	12/31/2016	09/30/2016

CURRENT
Cash and Cash Equivalents	3,832,155	6,164,997	5,344,665
Consumers, Concessionaries and Licensees	4,644,672	3,765,893	3,540,804
Dividend and Interest on Equity	106,237	73,328	13,424
Recoverable Taxes	372,859	403,848	376,849
Derivatives	389,732	163,241	111,761
Sectoral Financial Assets	5,449	-	239,341
Concession Financial Assets	11,437	10,700	10,563
Other Credits	935,255	797,181	727,358
TOTAL CURRENT	10,297,796	11,379,187	10,364,766

NON-CURRENT
Consumers, Concessionaries and Licensees	242,650	203,185	141,040
Affiliates, Subsidiaries and Parent Company	9,157	47,631	46,292
Judicial Deposits	837,526	550,072	499,126
Recoverable Taxes	232,379	198,286	166,102
Sectoral Financial Assets	348,157	-	-
Derivatives	261,942	641,357	664,538
Deferred Taxes	979,110	922,858	578,360
Concession Financial Assets	6,287,650	5,363,144	4,222,894
Investments at Cost	116,654	116,654	116,654
Other Credits	809,785	766,253	686,187
Investments	1,042,445	1,493,753	1,440,262
Property, Plant and Equipment	9,841,148	9,712,998	9,663,465
Intangible	10,487,077	10,775,613	8,963,014
TOTAL NON-CURRENT	31,495,681	30,791,805	27,187,935

TOTAL ASSETS	41,793,477	42,170,992	37,552,701

Página 52 de 65

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2017	12/31/2016	09/30/2016

CURRENT
Suppliers	4,148,059	2,728,130	1,943,658
Loans and Financing	3,767,294	1,875,648	1,531,693
Debentures	1,610,575	1,547,275	1,506,497
Employee Pension Plans	80,091	33,209	8,946
Regulatory Charges	452,279	366,078	284,841
Taxes, Fees and Contributions	698,712	681,544	671,486
Dividend and Interest on Equity	5,418	232,851	8,211
Accrued Liabilities	171,492	131,707	133,527
Derivatives	4,464	6,055	4,548
Sectoral Financial Liabilities	384,115	597,515	317,091
Public Utilities	11,936	10,857	9,941
Other Accounts Payable	973,025	807,623	737,258
TOTAL CURRENT	12,307,461	9,018,492	7,157,697

NON-CURRENT
Suppliers	126,394	129,781	633
Loans and Financing	8,006,258	11,168,394	11,238,437
Debentures	6,436,820	7,452,672	5,132,289
Employee Pension Plans	1,014,736	1,019,233	857,031
Taxes, Fees and Contributions	21,107	26,814	-
Deferred Taxes	1,267,570	1,324,134	1,345,092
Reserve for Tax, Civil and Labor Risks	948,448	833,276	613,267
Derivatives	117,130	112,207	129,299
Sectoral Financial Liabilities	76,902	317,406	357,164
Public Utilities	82,153	86,624	87,666
Other Accounts Payable	293,538	309,292	180,457
TOTAL NON-CURRENT	18,391,056	22,779,832	19,941,335

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,741,284	5,741,284
Capital Reserve	468,014	468,014	468,302
Legal Reserve	739,102	739,102	694,058
Statutory Reserve - Concession Financial Assets	760,976	702,928	724,308
Statutory Reserve - Strengthening of Working Capital	545,505	545,505	-
Dividend	-	7,820	-
Other Comprehensive Income	(253,927)	(234,633)	(238,407)
Retained Earnings	684,579	-	644,988
	8,685,534	7,970,021	8,034,534
Non-Controlling Shareholders' Interest	2,409,425	2,402,648	2,419,136
TOTAL SHAREHOLDERS' EQUITY	11,094,960	10,372,668	10,453,670

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	41,793,477	42,170,992	37,552,701

Página 53 de 65

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	3Q17	3Q16	Variation	9M17	9M16	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,110,261	5,474,412	11.6%	18,807,612	17,782,476	5.8%
Electricity Sales to Distributors	2,117,043	1,012,962	109.0%	4,521,967	2,401,179	88.3%
Revenue from building the infrastructure	602,337	325,100	85.3%	1,480,699	816,950	81.2%
Update of concession's financial asset	10,399	45,439	-77.1%	91,713	197,461	-53.6%
Sectorial financial assets and liabilities	1,244,970	(558,007)	-	1,049,284	(1,752,239)	-
Other Operating Revenues	988,179	1,077,085	-8.3%	3,008,810	2,743,209	9.7%
	11,073,189	7,376,991	50.1%	28,960,086	22,189,035	30.5%
DEDUCTIONS FROM OPERATING REVENUES	(3,289,243)	(2,594,177)	26.8%	(9,674,812)	(8,588,728)	12.6%
NET OPERATING REVENUES	7,783,946	4,782,814	62.7%	19,285,274	13,600,307	41.8%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(4,772,758)	(2,465,707)	93.6%	(11,311,684)	(6,945,260)	62.9%
Electricity Network Usage Charges	(473,326)	(304,806)	55.3%	(893,571)	(1,017,820)	-12.2%
	(5,246,084)	(2,770,513)	89.4%	(12,205,255)	(7,963,080)	53.3%
OPERATING COSTS AND EXPENSES
Personnel	(329,180)	(261,189)	26.0%	(998,342)	(773,357)	29.1%
Material	(69,451)	(64,765)	7.2%	(182,008)	(143,821)	26.6%
Outsourced Services	(173,821)	(156,531)	11.0%	(548,210)	(463,318)	18.3%
Other Operating Costs/Expenses	(153,834)	(130,619)	17.8%	(542,572)	(469,521)	15.6%
Allowance for Doubtful Accounts	(32,818)	(34,161)	-3.9%	(118,885)	(130,026)	-8.6%
Legal and judicial expenses	(14,077)	(29,258)	-51.9%	(127,700)	(138,227)	-7.6%
Others	(106,940)	(67,201)	59.1%	(295,987)	(201,268)	47.1%
Cost of building the infrastructure	(598,698)	(324,154)	84.7%	(1,478,990)	(815,681)	81.3%
Employee Pension Plans	(28,483)	(23,658)	20.4%	(85,426)	(51,483)	65.9%
Depreciation and Amortization	(313,328)	(254,202)	23.3%	(926,776)	(750,297)	23.5%
Amortization of Concession's Intangible	(71,293)	(62,365)	14.3%	(215,526)	(186,272)	15.7%
	(1,738,088)	(1,277,483)	36.1%	(4,977,850)	(3,653,749)	36.2%
EBITDA[1]	1,274,571	1,120,356	13.8%	3,497,613	3,121,425	12.1%
INCOME FROM ELECTRIC ENERGY SERVICE	799,774	734,818	8.8%	2,102,168	1,983,477	6.0%
FINANCIAL REVENUES (EXPENSES)
Financial Revenues	205,553	286,311	-28.2%	708,896	932,155	-24.0%
Financial Expenses	(548,953)	(703,203)	-21.9%	(1,906,602)	(1,932,031)	-1.3%
	(343,400)	(416,892)	-17.6%	(1,197,706)	(999,876)	19.8%
EQUITY ACCOUNTING
Equity Accounting	90,176	68,971	30.7%	253,143	201,379	25.7%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(435)	(435)	0.0%
	90,031	68,826	30.8%	252,709	200,944	25.8%
INCOME BEFORE TAXES ON INCOME	546,404	386,752	41.3%	1,157,171	1,184,545	-2.3%
Social Contribution	(44,521)	(35,448)	25.6%	(113,385)	(125,116)	-9.4%
Income Tax	(111,686)	(82,031)	36.1%	(298,296)	(317,575)	-6.1%
NET INCOME	390,198	269,272	44.9%	745,490	741,854	0.5%
Controlling Shareholders' Interest	331,813	231,566	43.3%	721,173	762,725	-5.4%
Non-Controlling Shareholders' Interest	58,385	37,707	54.8%	24,318	(20,871)	-

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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11.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated
	3Q17	Last 12M
Beginning Balance	4,316,090	5,344,665

Net Income Before Taxes	546,404	1,353,173

Depreciation and Amortization	384,075	1,496,898
Interest on Debts and Monetary and Foreign Exchange Restatements	538,437	2,253,232
Consumers, Concessionaries and Licensees	(756,662)	(734,282)
Sectoral Financial Assets	(235,259)	59,032
Accounts Receivable - Resources Provided by the CDE/CCEE	4,651	67,527
Suppliers	1,357,951	1,854,725
Sectoral Financial Liabilities	(942,645)	(587,222)
Accounts Payable - CDE	6,591	(27,551)
Interest on Debts and Debentures Paid	(426,555)	(1,702,513)
Income Tax and Social Contribution Paid	(108,116)	(555,333)
Others	451,358	499,883
	273,826	2,624,396

Total Operating Activities	820,230	3,977,569

Investment Activities
Value Paid in Business Combination, Net of the Acquired Cash	-	(1,496,675)
Acquisition of Property, Plant and Equipment, and Intangibles	(537,306)	(2,555,134)
Others	101,538	47,892
Total Investment Activities	(435,768)	(4,003,917)

Financing Activities
Loans and Debentures	558,579	3,029,485
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,419,112)	(4,257,484)
Dividend and Interest on Equity Paid	(7,877)	(253,407)
Others	13	(4,756)
Total Financing Activities	(868,397)	(1,486,162)

Cash Flow Generation	(483,935)	(1,512,510)

Ending Balance - 09/30/2017	3,832,155	3,832,155

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11.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	3Q17	3Q16	Var.	9M17	9M16	Var.
OPERATING REVENUE
Eletricity Sales to Distributors	295,019	278,203	6.0%	870,522	807,409	7.8%
Other Operating Revenues	27,166	4,737	473.5%	41,341	8,239	401.8%
	322,185	282,940	13.9%	911,862	815,648	11.8%

DEDUCTIONS FROM OPERATING REVENUE	(29,116)	(26,270)	10.8%	(81,639)	(75,262)	8.5%
NET OPERATING REVENUE	293,069	256,669	14.2%	830,223	740,387	12.1%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(41,873)	(16,540)	153.2%	(78,761)	(51,788)	52.1%
Eletricity Network Usage Charges	(6,748)	(6,283)	7.4%	(19,912)	(17,962)	10.9%
	(48,621)	(22,823)	113.0%	(98,674)	(69,751)	41.5%
OPERATING COSTS AND EXPENSES
Personnel	(8,686)	(8,038)	8.1%	(28,578)	(27,239)	4.9%
Material	(2,480)	(666)	272.3%	(3,742)	(2,119)	76.6%
Outsourced Services	(4,694)	(4,676)	0.4%	(19,550)	(14,871)	31.5%
Other Operating Costs/Expenses	(8,278)	(9,059)	-8.6%	(26,924)	(31,181)	-13.7%
Employee Pension Plans	(517)	(517)	0.0%	(1,550)	(1,160)	33.6%
Depreciation and Amortization	(28,378)	(28,400)	-0.1%	(84,869)	(85,516)	-0.8%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%	(7,475)	(7,475)	0.0%
	(55,524)	(53,847)	3.1%	(172,688)	(169,561)	1.8%

EBITDA	309,969	279,861	10.8%	904,348	795,445	13.7%

EBIT	188,925	179,999	5.0%	558,861	501,075	11.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	25,259	35,093	-28.0%	89,450	131,604	-32.0%
Financial Expenses	(88,780)	(148,514)	-40.2%	(355,279)	(415,278)	-14.4%
	(63,521)	(113,421)	-44.0%	(265,829)	(283,674)	-6.3%

EQUITY ACCOUNTING
Equity Accounting	90,175	68,971	30.7%	253,143	201,379	25.7%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(435)	(435)	0.0%
	90,031	68,826	30.8%	252,709	200,944	25.8%

INCOME BEFORE TAXES ON INCOME	215,434	135,404	59.1%	545,741	418,345	30.5%

Social Contribution	(10,892)	(5,871)	85.5%	(25,744)	(19,702)	30.7%
Income Tax	(29,773)	(16,333)	82.3%	(71,178)	(54,487)	30.6%

NET INCOME (LOSS)	174,768	113,200	54.4%	448,818	344,156	30.4%

Página 56 de 65

11.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated (100% Participation)
	3Q17	3Q16	Var.	Var. %	9M17	9M16	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	5,534	22,934	(17,400)	-75.9%	35,358	68,410	(33,052)	-48.3%
Eletricity Sales to Distributors	624,623	513,531	111,092	21.6%	1,464,220	1,153,072	311,148	27.0%
Other Operating Revenues	956	2,700	(1,744)	-64.6%	4,392	11,445	(7,053)	-61.6%
	631,113	539,165	91,948	17.1%	1,503,969	1,232,927	271,043	22.0%

DEDUCTIONS FROM OPERATING REVENUES	(34,055)	(31,560)	(2,496)	7.9%	(88,182)	(63,967)	(24,215)	37.9%
NET OPERATING REVENUES	597,057	507,605	89,452	17.6%	1,415,787	1,168,959	246,827	21.1%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(58,512)	(36,276)	(22,235)	61.3%	(148,164)	(81,784)	(66,380)	81.2%
Eletricity Netw ork Usage Charges	(23,296)	(22,834)	(461)	2.0%	(70,700)	(60,988)	(9,712)	15.9%
	(81,808)	(59,111)	(22,697)	38.4%	(218,864)	(142,772)	(76,092)	53.3%
OPERATING COSTS AND EXPENSES
Personnel	(25,925)	(22,600)	(3,324)	14.7%	(71,863)	(63,811)	(8,052)	12.6%
Material	(2,524)	(1,148)	(1,376)	119.9%	(16,715)	(6,948)	(9,768)	140.6%
Outsourced Services	(54,582)	(43,428)	(11,153)	25.7%	(147,087)	(132,996)	(14,091)	10.6%
Other Operating Costs/Expenses	(42,270)	(36,726)	(5,545)	15.1%	(93,999)	(93,849)	(150)	0.2%
Depreciation and Amortization	(114,236)	(97,029)	(17,207)	17.7%	(345,223)	(292,670)	(52,553)	18.0%
Amortization of Concession's Intangible	(38,625)	(37,932)	(692)	1.8%	(116,307)	(114,010)	(2,297)	2.0%
	(275,265)	(237,139)	(38,126)	16.1%	(791,194)	(704,283)	(86,911)	12.3%

EBITDA (1)	407,791	344,895	62,896	18.2%	867,259	728,584	138,675	19.0%

EBIT	249,955	206,474	43,481	21.1%	405,729	321,905	83,825	26.0%

FINANCIAL INCOME (EXPENSE)
Financial Income	35,217	33,487	1,730	5.2%	106,957	97,742	9,215	9.4%
Financial Expenses	(155,432)	(165,223)	9,791	-5.9%	(483,358)	(491,636)	8,278	-1.7%
	(120,215)	(131,736)	11,521	-8.7%	(376,401)	(393,895)	17,494	-4.4%

INCOME BEFORE TAXES ON INCOME	129,740	74,738	55,002	73.6%	29,328	(71,990)	101,318	-140.7%

Social Contribution	(9,240)	(10,347)	1,107	-10.7%	(18,390)	(17,345)	(1,045)	6.0%
Income Tax	(14,771)	(12,620)	(2,151)	17.0%	(31,654)	(22,493)	(9,162)	40.7%

NET INCOME	105,729	51,772	53,957	104.2%	(20,716)	(111,827)	91,112	-81.5%

Página 57 de 65

11.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	3Q17	3Q16	Variation	9M17	9M16	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,607,720	5,056,216	10.9%	17,374,687	16,664,433	4.3%
Electricity Sales to Distributors	856,716	217,629	293.7%	1,743,980	458,873	280.1%
Revenue from building the infrastructure	596,755	299,165	99.5%	1,433,943	782,162	83.3%
Adjustments to the concession´s financial asset	10,399	45,439	-77.1%	91,713	197,461	-53.6%
Sectoral financial assets and liabilities	1,244,970	(558,007)	-	1,049,284	(1,752,239)	-
Other Operating Revenues	939,068	1,026,504	-8.5%	2,895,483	2,634,439	9.9%
	9,255,628	6,086,946	52.1%	24,589,090	18,985,129	29.5%

DEDUCTIONS FROM OPERATING REVENUE	(3,115,715)	(2,474,009)	25.9%	(9,245,722)	(8,277,624)	11.7%
NET OPERATING REVENUE	6,139,913	3,612,937	69.9%	15,343,368	10,707,505	43.3%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,971,264)	(2,108,341)	88.4%	(9,567,184)	(5,985,341)	59.8%
Electricity Network Usage Charges	(455,297)	(281,266)	61.9%	(827,600)	(955,223)	-13.4%
	(4,426,561)	(2,389,607)	85.2%	(10,394,784)	(6,940,564)	49.8%
OPERATING COSTS AND EXPENSES
Personnel	(215,344)	(167,303)	28.7%	(668,968)	(508,292)	31.6%
Material	(43,344)	(32,585)	33.0%	(123,980)	(90,090)	37.6%
Outsourced Services	(211,655)	(163,632)	29.3%	(618,187)	(467,273)	32.3%
Other Operating Costs/Expenses	(130,064)	(106,427)	22.2%	(453,144)	(395,992)	14.4%
Allowance for Doubtful Accounts	(33,301)	(32,534)	2.4%	(119,392)	(126,696)	-5.8%
Legal and Judicial Expenses	(19,478)	(28,698)	-32.1%	(120,396)	(126,276)	-4.7%
Others	(77,285)	(45,196)	71.0%	(213,356)	(143,020)	49.2%
Cost of building the infrastructure	(596,755)	(299,165)	99.5%	(1,433,943)	(782,162)	83.3%
Employee Pension Plans	(27,966)	(23,141)	20.8%	(83,876)	(50,323)	66.7%
Depreciation and Amortization	(163,336)	(120,964)	35.0%	(468,780)	(358,680)	30.7%
Amortization of Concession's Intangible	(14,067)	(5,918)	137.7%	(44,710)	(17,753)	151.8%
Amortization of goodwill derived from acquisition	(12,254)	(15,035)	-18.5%	(55,837)	(45,104)	23.8%
	(1,414,784)	(934,170)	51.4%	(3,951,424)	(2,715,668)	45.5%

EBITDA (IFRS)(1)	488,225	431,076	13.3%	1,566,486	1,472,809	6.4%

EBIT	298,568	289,160	3.3%	997,160	1,051,273	-5.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	131,887	184,370	-28.5%	472,228	616,666	-23.4%
Financial Expenses	(262,318)	(378,026)	-30.6%	(949,827)	(966,444)	-1.7%
Interest on Equity
	(130,431)	(193,656)	-32.6%	(477,599)	(349,777)	36.5%

INCOME BEFORE TAXES ON INCOME	168,137	95,504	76.1%	519,560	701,496	-25.9%
Social Contribution	(20,910)	(12,318)	69.7%	(62,718)	(74,891)	-16.3%
Income Tax	(56,455)	(31,594)	78.7%	(172,622)	(199,480)	-13.5%

Net Income (IFRS)	90,772	51,591	75.9%	284,221	427,124	-33.5%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 58 de 65

11.8) Income Statement – Distribution Segment (without RGE Sul)

(R$ thousands)

Consolidated (without RGE Sul)
	3Q17	3Q16	Variation	9M17	9M16	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	4,743,469	5,056,216	-6.2%	14,483,259	16,664,433	-13.1%
Electricity Sales to Distributors	706,051	217,629	224.4%	1,460,119	458,873	218.2%
Revenue from building the infrastructure	485,090	299,165	62.1%	1,133,596	782,162	44.9%
Adjustments to the concession´s financial asset	7,195	45,439	-84.2%	77,578	197,461	-60.7%
Sectoral financial assets and liabilities	1,055,555	(558,007)	-	953,823	(1,752,239)	-
Other Operating Revenues	812,317	1,026,504	-20.9%	2,449,404	2,634,439	-7.0%
	7,809,678	6,086,946	28.3%	20,557,779	18,985,129	8.3%

DEDUCTIONS FROM OPERATING REVENUE	(2,627,910)	(2,474,009)	6.2%	(7,684,839)	(8,277,624)	-7.2%
NET OPERATING REVENUE	5,181,767	3,612,937	43.4%	12,872,940	10,707,505	20.2%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,363,898)	(2,108,341)	59.6%	(8,078,953)	(5,985,341)	35.0%
Electricity Network Usage Charges	(368,992)	(281,266)	31.2%	(662,470)	(955,223)	-30.6%
	(3,732,890)	(2,389,607)	56.2%	(8,741,422)	(6,940,564)	25.9%
OPERATING COSTS AND EXPENSES
Personnel	(179,366)	(167,303)	7.2%	(551,708)	(508,292)	8.5%
Material	(36,096)	(32,585)	10.8%	(100,942)	(90,090)	12.0%
Outsourced Services	(180,735)	(163,632)	10.5%	(525,033)	(467,273)	12.4%
Other Operating Costs/Expenses	(126,222)	(106,427)	18.6%	(393,025)	(395,992)	-0.7%
Allowance for Doubtful Accounts	(25,744)	(32,534)	-20.9%	(97,315)	(126,696)	-23.2%
Legal and Judicial Expenses	(49,041)	(28,698)	70.9%	(126,539)	(126,276)	0.2%
Others	(51,437)	(45,196)	13.8%	(169,171)	(143,020)	18.3%
Cost of building the infrastructure	(485,090)	(299,165)	62.1%	(1,133,596)	(782,162)	44.9%
Employee Pension Plans	(25,499)	(23,141)	10.2%	(76,498)	(50,323)	52.0%
Depreciation and Amortization	(147,141)	(120,964)	21.6%	(401,733)	(358,680)	12.0%
Amortization of Concession's Intangible	(5,918)	(5,918)	0.0%	(17,753)	(17,753)	0.0%
Amortization of goodwill derived from acquisition	(1,520)	(15,035)	-89.9%	(24,421)	(45,104)	-45.9%
	(1,187,586)	(934,170)	27.1%	(3,224,709)	(2,715,668)	18.7%

EBITDA(1)	415,871	431,076	-3.5%	1,350,716	1,472,809	-8.3%

EBIT	261,292	289,160	-9.6%	906,808	1,051,273	-13.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	116,055	184,370	-37.1%	409,906	616,666	-33.5%
Financial Expenses	(209,373)	(378,026)	-44.6%	(793,984)	(966,444)	-17.8%
Interest on Equity
	(93,318)	(193,656)	-51.8%	(384,078)	(349,777)	9.8%

INCOME BEFORE TAXES ON INCOME	167,975	95,504	75.9%	522,730	701,496	-25.5%
Social Contribution	(17,691)	(12,318)	43.6%	(58,047)	(74,891)	-22.5%
Income Tax	(47,486)	(31,594)	50.3%	(159,591)	(199,480)	-20.0%

Net Income	102,797	51,591	99.3%	305,092	427,124	-28.6%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 59 de 65

11.9) Income Statement – Distribution Segment

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	4,136,870	3,135,238	31.9%	10,766,617	9,812,205	9.7%
Net Operating Revenue	2,772,410	1,859,113	49.1%	6,745,874	5,556,540	21.4%
Cost of Electric Power	(2,034,871)	(1,255,263)	62.1%	(4,702,400)	(3,679,409)	27.8%
Operating Costs & Expenses	(619,707)	(460,609)	34.5%	(1,652,704)	(1,341,159)	23.2%
EBIT	117,832	143,242	-17.7%	390,769	535,972	-27.1%
EBITDA(1)	178,287	197,205	-9.6%	564,955	695,544	-18.8%
Financial Income (Expense)	(45,808)	(110,611)	-58.6%	(184,717)	(161,016)	14.7%
Income Before Taxes	72,025	32,631	120.7%	206,052	374,957	-45.0%
Net Income	42,664	17,278	146.9%	118,256	235,118	-49.7%

CPFL PIRATININGA
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	1,756,570	1,389,336	26.4%	4,637,887	4,382,355	5.8%
Net Operating Revenue	1,162,416	797,071	45.8%	2,899,796	2,364,473	22.6%
Cost of Electric Power	(894,263)	(553,388)	61.6%	(2,086,446)	(1,612,643)	29.4%
Operating Costs & Expenses	(202,389)	(179,594)	12.7%	(581,694)	(506,317)	14.9%
EBIT	65,764	64,089	2.6%	231,655	245,513	-5.6%
EBITDA(1)	89,825	87,260	2.9%	303,678	314,617	-3.5%
Financial Income (Expense)	(24,247)	(38,380)	-36.8%	(89,976)	(63,504)	41.7%
Income Before Taxes	41,518	25,709	61.5%	141,680	182,009	-22.2%
Net Income	26,053	15,178	71.7%	87,908	112,604	-21.9%

RGE
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	1,487,270	1,217,718	22.1%	4,005,395	3,739,686	7.1%
Net Operating Revenue	953,510	738,902	29.0%	2,475,450	2,151,237	15.1%
Cost of Electric Power	(621,658)	(453,206)	37.2%	(1,522,039)	(1,288,232)	18.1%
Operating Costs & Expenses	(267,597)	(212,754)	25.8%	(717,678)	(632,125)	13.5%
EBIT	64,256	72,942	-11.9%	235,733	230,879	2.1%
EBITDA(1)	103,947	111,420	-6.7%	355,166	345,261	2.9%
Financial Income (Expense)	(23,116)	(42,084)	-45.1%	(90,717)	(106,944)	-15.2%
Income Before Taxes	41,140	30,859	33.3%	145,016	123,936	17.0%
Net Income	26,149	19,744	32.4%	91,850	79,132	16.1%

CPFL SANTA CRUZ
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	186,488	150,478	23.9%	504,773	454,599	11.0%
Net Operating Revenue	128,936	96,429	33.7%	334,247	276,054	21.1%
Cost of Electric Power	(84,456)	(59,034)	43.1%	(199,410)	(159,779)	24.8%
Operating Costs & Expenses	(34,454)	(27,870)	23.6%	(94,690)	(83,871)	12.9%
EBIT	10,026	9,525	5.3%	40,147	32,403	23.9%
EBITDA(1)	15,414	14,221	8.4%	54,360	46,302	17.4%
Financial Income (Expense)	(1,954)	(1,995)	-2.1%	(8,180)	(7,661)	6.8%
Income Before Taxes	8,072	7,530	7.2%	31,967	24,742	29.2%
Net Income	7,157	4,739	51.0%	22,219	17,209	29.1%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Página 60 de 65

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	60,296	46,211	30.5%	154,980	133,813	15.8%
Net Operating Revenue	42,781	30,746	39.1%	105,423	84,719	24.4%
Cost of Electric Power	(23,870)	(15,563)	53.4%	(53,685)	(43,233)	24.2%
Operating Costs & Expenses	(13,630)	(10,066)	35.4%	(36,553)	(28,219)	29.5%
EBIT	5,280	5,117	3.2%	15,185	13,267	14.5%
EBITDA(1)	7,445	6,859	8.6%	20,490	18,444	11.1%
Financial Income (Expense)	(218)	(973)	-77.6%	(2,762)	(3,992)	-30.8%
Income Before Taxes	5,062	4,144	22.2%	12,423	9,274	33.9%
Net Income	4,070	2,666	52.7%	8,709	6,485	34.3%

CPFL SUL PAULISTA
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	74,342	58,890	26.2%	197,466	181,497	8.8%
Net Operating Revenue	51,573	37,406	37.9%	131,855	110,909	18.9%
Cost of Electric Power	(28,519)	(19,355)	47.3%	(67,740)	(58,658)	15.5%
Operating Costs & Expenses	(17,837)	(14,313)	24.6%	(46,960)	(39,013)	20.4%
EBIT	5,216	3,738	39.5%	17,154	13,237	29.6%
EBITDA(1)	10,177	6,087	67.2%	23,665	20,183	17.2%
Financial Income (Expense)	904	(961)	-194.1%	(3,179)	(4,215)	-24.6%
Income Before Taxes	6,120	2,777	120.4%	13,975	9,022	54.9%
Net Income	4,912	1,780	175.9%	9,852	5,846	68.5%

CPFL JAGUARI
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	66,419	56,276	18.0%	181,459	181,638	-0.1%
Net Operating Revenue	42,133	32,183	30.9%	109,333	101,720	7.5%
Cost of Electric Power	(28,969)	(23,443)	23.6%	(72,434)	(68,622)	5.6%
Operating Costs & Expenses	(8,739)	(7,038)	24.2%	(27,454)	(19,906)	37.9%
EBIT	4,425	1,702	160.0%	9,444	13,192	-28.4%
EBITDA(1)	5,676	2,838	100.0%	12,691	16,565	-23.4%
Financial Income (Expense)	422	(578)	-173.1%	(3,002)	(2,688)	11.7%
Income Before Taxes	4,847	1,124	331.3%	6,442	10,505	-38.7%
Net Income	3,121	565	452.5%	3,871	6,422	-39.7%

CPFL MOCOCA
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	41,423	32,800	26.3%	109,203	99,337	9.9%
Net Operating Revenue	28,009	21,088	32.8%	70,963	61,853	14.7%
Cost of Electric Power	(16,283)	(10,357)	57.2%	(37,268)	(29,988)	24.3%
Operating Costs & Expenses	(8,199)	(6,892)	19.0%	(21,871)	(19,953)	9.6%
EBIT	3,526	3,839	-8.2%	11,824	11,912	-0.7%
EBITDA(1)	5,098	5,186	-1.7%	15,710	15,892	-1.1%
Financial Income (Expense)	(674)	(784)	-14.0%	(2,916)	(3,265)	-10.7%
Income Before Taxes	2,852	3,055	-6.6%	8,908	8,647	3.0%
Net Income	2,333	1,966	18.7%	6,157	5,905	4.3%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Página 61 de 65

Summary of Income Statement by Distribution Company (R$ Thousands)

RGE SUL
	3Q17	3Q16	Var.	9M17	9M16	Var.
Gross Operating Revenue	1,445,950	-	0.0%	4,031,311		-	0.0%
Net Operating Revenue	958,145	-	0.0%	2,470,428		-	0.0%
Cost of Electric Power	(693,671)	-	0.0%	(1,653,362)		-	0.0%
Operating Costs & Expenses	(227,198)	-	0.0%	(726,715)		-	0.0%
EBIT	37,276	-	0.0%	90,352		-	0.0%
EBITDA(1)	72,354	-	0.0%	215,771		-	0.0%
Financial Income (Expense)	(37,114)	-	0.0%	(93,522)		-	0.0%
Income Before Taxes	162	-	0.0%	(3,170)		-	0.0%
Net Income	(12,025)	-	0.0%	(20,871)		-	0.0%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Página 62 de 65

11.10) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	2,158	2,069	4.3%	6,762	6,650	1.7%
Industrial	2,784	2,691	3.5%	8,021	7,910	1.4%
Commercial	1,239	1,229	0.8%	4,056	4,075	-0.5%
Others	1,128	1,084	4.0%	3,211	3,102	3.5%
Total	7,308	7,073	3.3%	22,050	21,737	1.4%

CPFL Piratininga
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	915	855	7.1%	2,903	2,840	2.2%
Industrial	1,594	1,564	2.0%	4,654	4,737	-1.8%
Commercial	557	549	1.4%	1,801	1,800	0.1%
Others	284	271	5.1%	852	835	2.0%
Total	3,351	3,238	3.5%	10,210	10,212	0.0%

RGE
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	656	646	1.4%	1,981	1,960	1.1%
Industrial	879	855	2.8%	2,540	2,459	3.3%
Commercial	318	317	0.6%	1,028	1,044	-1.5%
Others	688	660	4.3%	2,162	2,076	4.1%
Total	2,540	2,477	2.6%	7,711	7,539	2.3%

CPFL Santa Cruz
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	89	85	4.4%	271	266	1.6%
Industrial	53	52	1.9%	158	157	0.7%
Commercial	37	35	6.4%	120	118	1.7%
Others	98	91	7.7%	278	265	5.1%
Total	276	262	5.3%	827	806	2.6%

CPFL Jaguari
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	22	21	3.8%	68	67	1.6%
Industrial	92	94	-1.8%	284	288	-1.5%
Commercial	13	12	8.9%	41	38	7.9%
Others	10	9	2.8%	29	28	0.3%
Total	138	137	0.3%	421	421	-0.1%

CPFL Mococa
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	19	18	3.6%	58	56	2.2%
Industrial	17	16	6.8%	50	48	3.8%
Commercial	7	7	-3.1%	22	23	-3.0%
Others	17	17	2.0%	47	46	2.0%
Total	60	58	3.3%	176	173	1.9%

CPFL Leste Paulista
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	25	25	1.7%	76	75	1.2%
Industrial	22	21	3.5%	66	63	5.3%
Commercial	10	10	-0.8%	33	33	-0.9%
Others	39	35	10.9%	92	85	8.3%
Total	96	91	5.4%	266	255	4.3%

CPFL Sul Paulista
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	37	36	3.3%	110	109	1.3%
Industrial	45	46	-2.4%	135	139	-3.0%
Commercial	13	13	2.4%	43	42	1.0%
Others	24	23	4.7%	71	69	3.3%
Total	119	117	1.3%	359	359	0.0%

RGE Sul (*)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	617	-	0.0%	2,029	-	0.0%
Industrial	734	-	0.0%	2,122	-	0.0%
Commercial	284	-	0.0%	959	-	0.0%
Others	410	-	0.0%	1,617	-	0.0%
Total	2,045	-	0.0%	6,727	-	0.0%

Note: (*) Considers sales within the concession area from 3Q17 and 9M17.

Página 63 de 65

11.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	2,158	2,069	4.3%	6,762	6,650	1.7%
Industrial	678	811	-16.4%	2,061	2,553	-19.3%
Commercial	963	1,073	-10.2%	3,183	3,619	-12.0%
Others	1,089	1,054	3.4%	3,094	3,004	3.0%
Total	4,888	5,006	-2.4%	15,100	15,827	-4.6%

CPFL Piratininga
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	915	855	7.1%	2,903	2,840	2.2%
Industrial	305	429	-28.9%	935	1,352	-30.8%
Commercial	406	475	-14.5%	1,356	1,586	-14.5%
Others	245	247	-0.7%	742	782	-5.2%
Total	1,872	2,006	-6.7%	5,936	6,560	-9.5%

RGE
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	656	646	1.4%	1,981	1,960	1.1%
Industrial	312	351	-10.9%	909	1,061	-14.3%
Commercial	293	298	-1.6%	947	988	-4.1%
Others	683	659	3.7%	2,149	2,076	3.5%
Total	1,944	1,954	-0.5%	5,987	6,085	-1.6%

CPFL Santa Cruz
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	89	85	4.4%	271	266	1.6%
Industrial	21	36	-40.8%	75	117	-35.7%
Commercial	34	35	-2.9%	111	117	-5.9%
Others	98	91	7.7%	278	265	5.1%
Total	242	246	-2.0%	734	765	-4.0%

CPFL Jaguari
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	22	21	3.8%	68	67	1.6%
Industrial	45	70	-35.8%	149	212	-29.8%
Commercial	13	12	5.2%	40	38	6.1%
Others	10	9	2.8%	29	28	0.3%
Total	90	113	-20.7%	286	346	-17.3%

CPFL Mococa
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	19	18	3.6%	58	56	2.2%
Industrial	8	9	-19.2%	24	27	-11.5%
Commercial	6	7	-6.6%	21	23	-5.3%
Others	17	17	2.0%	47	46	2.0%
Total	50	51	-2.5%	149	152	-1.4%

CPFL Leste Paulista
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	25	25	1.7%	76	75	1.2%
Industrial	7	7	-3.7%	22	21	3.5%
Commercial	10	10	-0.8%	33	33	-0.9%
Others	39	35	10.9%	92	85	8.3%
Total	81	77	5.0%	222	213	3.9%

CPFL Sul Paulista
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	37	36	3.3%	110	109	1.3%
Industrial	19	24	-18.4%	66	72	-7.6%
Commercial	13	13	2.4%	43	42	1.0%
Others	24	23	4.7%	71	69	3.3%
Total	93	95	-1.9%	290	292	-0.4%

RGE Sul (*)
	3Q17	3Q16	Var.	9M17	9M16	Var.
Residential	617	-	0.0%	2,029	-	0.0%
Industrial	235	-	0.0%	697	-	0.0%
Commercial	250	-	0.0%	849	-	0.0%
Others	408	-	0.0%	1,614	-	0.0%
Total	1,510	-	0.0%	5,190	-	0.0%

Note: (*) Considers sales to the captive market from 3Q17 and 9M17.

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11.12) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

Net debt - Generation projects
September-17	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco- ense	Epasa	Subtotal
Borrowings and debentures	271	6,577	35	6,883	639	84	1,341	229	2,293	9,176
(-) Cash and cash equivalents	(326)	(945)	(15)	(1,286)	(151)	(11)	(125)	(22)	(309)	(1,595)
Net Debt	(55)	5,632	20	5,597	488	74	1,216	207	1,984	7,582
CPFL stake (%)	65%	52%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Net Debt in generation projects	(36)	2,906	12	2,883	238	18	620	111	987	3,869

Reconciliation
CPFL Energia
Gross Debt		19,291
(-) Cash and cash equivalents		(3,832)
Net Debt (IFRS)		15,459
(-) Fully consolidated projects		(5,597)
(+) Proportional consolidation		3,869
Net Debt (Pro Forma)		13,731

EBITDA - Generation projects
3Q17	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco- ense	Epasa	Subtotal
Net operating revenue	315	1,870	38	2,223	580	300	824	712	2,417	4,640
Operating cost and expense	(95)	(733)	(18)	(846)	(167)	(142)	(144)	(466)	(918)	(1,764)
EBITDA	220	1,137	20	1,377	413	159	681	246	1,499	2,875
CPFL stake (%)	65%	51.60%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Proportional EBITDA	143	587	12	741	201	40	347	131	719	1,461

Reconciliation
CPFL Energia - 3Q17 LTM
Net income		883
Amortization		1,497
Financial Results		1,652
Income Tax /Social Contribution		470
EBITDA		4,502
(-) Equity income		(363)
(-) EBITDA - Fully consolidated projects		(1,377)
(+) Proportional EBITDA		1,461
(+) RGE Sul - Jul-16 to Oct-17¹		12
EBITDA Pro Forma		4,235

Net Debt / EBITDA Pro Forma		3.242x

Notes: 1) In accordance with financial covenants calculation in cases of assets acquired by the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.